Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134915

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated January 16, 2007.

Prospectus Supplement to Prospectus dated June 9, 2006.

$200,000,000

National Financial Partners Corp.

$200,000,000         % Convertible Senior Notes due 2012

The convertible senior notes due 2012 (the “notes”) will bear interest at a rate of         % per annum. We will pay interest on the notes on February 1 and August 1 of each year, beginning August 1, 2007. The notes will mature on February 1, 2012 (the “maturity date”).

Holders may convert their notes at their option on any day prior to the close of business on the scheduled trading day immediately preceding December 1, 2011 only under the following circumstances: (1) during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the price per note for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (2) during any calendar quarter (and only during such quarter) after the calendar quarter ending March 31, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of specified corporate events. The notes will be convertible, regardless of the foregoing circumstances, at any time from, and including, December 1, 2011 through the second scheduled trading day immediately preceding the maturity date.

Upon conversion we will pay, at our election, cash or a combination of cash and common stock based on a daily conversion value (as described herein) calculated on a proportionate basis for each VWAP trading day (as defined herein) of the relevant 20 VWAP trading day observation period. The initial conversion rate for the notes will be              shares of common stock per $1,000 principal amount of notes, equivalent to a conversion price of approximately $             per share of common stock. The conversion price will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a “fundamental change” (as defined herein) occurs prior to the maturity date, we will in some cases, and subject to certain limitations, increase the conversion rate for a holder that elects to convert its notes in connection with such fundamental change.

Subject to certain exceptions, holders may require us to repurchase for cash all or part of their notes upon a “designated event” (as defined herein) at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the relevant repurchase date. We may not redeem the notes prior to maturity.

The notes will be our senior unsecured obligations and rank equally with any of our existing or future senior debt and senior to any of our subordinated debt. The notes will be structurally subordinated to all existing or future liabilities of our subsidiaries and will be effectively subordinated to our existing or future secured indebtedness to the extent of the value of the collateral. As of September 30, 2006, we had $111.0 million in outstanding indebtedness, all of which was secured indebtedness under our credit facility, and the aggregate amount of liabilities of our subsidiaries was $155.3 million, including trade and other payables and excluding intercompany liabilities and our subsidiaries’ guarantees of our obligations under the credit facility (under which $111.0 million was outstanding). For a more detailed description of the notes, see “Description of Notes” beginning on page S-40.

The notes will be evidenced by one or more global notes deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company. Except as described in this prospectus supplement, beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.

We do not intend to apply for a listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Shares of our common stock are traded on the New York Stock Exchange under the symbol “NFP.” The closing sale price of our common stock on January 12, 2007 was $44.61 per share.

Concurrently with this offering, certain selling stockholders are offering 1,608,849 shares (or 1,850,105 shares if the underwriters exercise in full their option to purchase additional shares) of our common stock in a registered public offering. The consummation of this offering is not conditioned upon the concurrent consummation of the offering of common stock and vice versa.

Investing in the notes involves certain risks. See “ Risk Factors” on page S-14 of this prospectus supplement.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	%	$
Underwriting discount	%	$
Proceeds to us (before expenses)%		$

The initial offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from the date of original issuance, expected to be January     , 2007.

To the extent the underwriters sell more than $200,000,000 principal amount of notes, the underwriters have the option to purchase from us up to an additional $30,000,000 principal amount of notes solely to cover overallotments.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on January     , 2007.

Joint Book-running Managers
Goldman, Sachs & Co.		UBS Investment Bank

Joint Lead Manager
Merrill Lynch & Co.

Prospectus Supplement dated January     , 2007.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under the shelf registration process, we may offer from time to time senior or subordinated debt securities, preferred stock and common stock. In addition, selling stockholders may offer shares of common stock. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the convertible notes that we are selling in this offering. This prospectus supplement and the accompanying prospectus include important information about us, our convertible notes, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Information by Reference” on page ii of the accompanying prospectus before investing in our convertible notes.

The terms “NFP,” “we,” “us,” and “our” refer to National Financial Partners Corp. and its consolidated subsidiaries.

SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our notes. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, especially the risks of investing in our common stock discussed in the incorporated documents.

National Financial Partners Corp.

We are a leading independent distributor of financial services products primarily to high net worth individuals and growing entrepreneurial companies. Founded in 1998, we have grown internally and through acquisitions and operate a national distribution network with over 175 owned firms. We target the high net worth and growing entrepreneurial corporate markets because of their growth potential and the desire of customers within these markets for more personalized service. We define the high net worth market as households with investable assets of at least $1 million, and we seek to target the segment of that market having net worth, excluding primary residence, of at least $5 million. We define the growing entrepreneurial corporate market as businesses with less than 1,000 employees. We believe our management approach affords our firms the entrepreneurial freedom to serve their clients most effectively while having access to the resources of a national distribution organization. At the same time, we maintain internal controls that allow us to oversee our nationwide operations. Our senior management team is composed of experienced financial services leaders who have direct experience building and operating sizeable distribution-related companies.

We operate as a bridge between large financial services products manufacturers and our network of independent financial services distributors. We believe we enhance the competitive position of independent financial services distributors by offering access to a wide variety of products and a high level of marketing and technical support. We also provide financial and intellectual capital to further enhance the business expansion of our firms. For the large financial services products manufacturers, we represent an efficient way to access a large number of independent distributors and their customers. We believe we are one of the largest distributors within the independent distribution channel for many of the leading financial services products manufacturers serving our target markets. We currently have relationships with many industry leading manufacturers, including, but not limited to, AIG, AIM, Allianz, Allstate, American Funds, American Skandia, Assurant, AXA Financial, Boston Mutual, Century Healthcare, Fidelity Investments, Genworth Financial, The Hartford, ING, Jackson National Life, John Hancock USA, Jefferson Pilot, Lincoln Benefit, Lincoln Financial Group, Lloyds of London, MassMutual, MetLife, Nationwide Financial, Oppenheimer Funds, Pacific Life, Phoenix Life, Principal Financial, Protective, Prudential, Securian, Standard Insurance Company, Sun Life, Transamerica, United Healthcare, UnumProvident, West Coast Life and WM Group of Funds. These relationships provide a higher level of dedicated marketing and underwriting support and other benefits to many of our firms than is generally available on their own.

Our firms, including NFP Securities, Inc., or NFPSI, our principal broker-dealer subsidiary, serve our client base, both directly and indirectly, by providing products and services in one or more of the following primary areas:

•	Life insurance and wealth transfer. Our firms offer life insurance and annuity products as well as estate planning services geared specifically to the wealth accumulation, preservation and transfer needs, including charitable giving plans, of high net worth individuals.

•	Corporate and executive benefits. Corporate benefits products and services our firms offer include individual and group disability insurance, long term care insurance, group life insurance, group health insurance benefits, supplemental life insurance, 401(k), 403(b) and other retirement plans and pension administration. Executive benefits products and services our firms offer include corporate and bank-owned life insurance products as well as plan design and administration.

•	Financial planning and investment advisory services. The products and services our firms offer include separately managed accounts, mutual funds, investment consulting, trust and fiduciary services and broker-dealer services.

Our principal and executive offices are located at 787 Seventh Avenue, 11th Floor, New York, New York, 10019 and the telephone number is (212) 301-4000. On our website, www.nfp.com, we post the following filings as soon as reasonably practicable after they are electronically filed or furnished with the Securities and Exchange Commission, or the SEC: our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. All such filings on our website are available free of charge. Information on our website does not constitute part of this prospectus supplement.

Industry Background

We believe that we are well positioned to capitalize on a number of trends in the financial services industry, including:

Long-term growth in the high net worth market.    According to Spectrem Group, a financial services industry research and consulting firm, the number of households with net worth, excluding primary residence, in excess of $5 million (the segment of the high net worth market we generally target) grew at an estimated compounded annual rate of 15.7% during the period from 1996 to 2005.

•	Need for wealth transfer products. We expect the need for wealth transfer products and services to increase dramatically in the future. In 1999, and re-affirmed in 2003, the Center on Wealth and Philanthropy at Boston College (formerly the Social Welfare Research Institute at Boston College) estimated that (based on certain assumptions about future economic growth rates of household savings and asset values) at least $12 trillion of wealth transfers would occur from 1998 to 2017. Transfers of this magnitude will affect individuals, businesses and institutions.

•	Growth of employer-sponsored benefit plans. According to the Employee Benefit Research Institute, total spending on employee benefits, excluding retirement benefits, grew from an estimated $494 billion in 2000 to an estimated $735 billion in 2005, accounting for approximately 10% of employers’ total spending on compensation in 2005. Of the $735 billion, approximately 81% was related to health benefits, with the balance spent on other benefits. To augment employer-sponsored plans, many businesses have started to make available to their employees supplemental benefits products, such as individual life, long term care and disability insurance. We believe that these factors will continue to provide us with significant growth opportunities especially among the small and medium-size corporations we target for the sale of corporate benefits products and services. According to the U.S. Census Bureau, in 2004, there were approximately 2.3 million businesses employing between 5 and 999 employees.

•

Demand for unbiased solutions.    We believe that customers are increasingly demanding unbiased advice from the financial services industry and that the independent distribution channel is best positioned to offer this service. Distributors in this channel use an “open architecture” approach. This approach allows them to provide access to a wide range of products from a variety of manufacturers of their choice to their clients. This is often necessary to create tailored financial solutions for high net worth individuals and growing entrepreneurial companies.

•	Size of the independent distribution channel. According to Cerulli Associates, assets under management in the independent distribution channel were $1.8 trillion as of December 31, 2005. We believe this market has been driven by the increasing demand for customer choice, which is well served by the unbiased, open architecture approach used by the independent distribution channel. This distribution channel is also well suited to the development of personal relationships that facilitate the long-term nature of the sales process to high net worth individuals and growing entrepreneurial companies.

•	Continued consolidation within the financial services industry. Within the financial services industry, both manufacturers and distributors have undergone tremendous consolidation as financial services companies have sought to broaden their business platforms and gain economies of scale. According to Thomson Financial, since January 1, 1997, over 7,100 financial services mergers and other consolidation transactions have been completed in the United States and we believe that this trend will continue. This ongoing consolidation makes it more difficult for entrepreneurs in the independent distribution channel to compete and succeed. As consolidation increases, we believe the products and services requirements and economies of scale required to compete effectively for our target customers will increase. Additionally, we believe it will become more difficult for entrepreneurs to gain access to the most competitive products and terms from financial services products manufacturers as the manufacturers grow in size. We believe we provide a unique opportunity for entrepreneurs in the independent distribution channel to compete and succeed in a consolidating industry.

Key Elements of Our Growth Strategy

Our goal is to achieve superior long-term returns for our stockholders, while establishing ourselves as one of the premier independent distributors of financial services products and services on a national basis to our target markets. To help accomplish this goal, we intend to focus on the following key areas:

•	Capitalize on the growth of our attractive target markets. Our producers target customers in the high net worth and growing entrepreneurial corporate markets which have grown and whose demand for financial services we believe will continue to grow. We have built our distribution system by attracting specialists targeting these markets, and we expect to continue to enhance our network by adding additional producers.

•	Foster and enhance growth within our firms. Our firms have achieved an internal revenue growth rate of 14% in 2003, 16% in 2004, 22% in 2005 and 12% for the nine months ended September 30, 2006. We focus on acquiring high quality firms and employ a management structure that maintains the entrepreneurial spirit of our firms. Additionally, we have structured our acquisitions to reward the principals whose firms we acquire to continue to grow the businesses and make them increasingly profitable. We enhance the core growth potential of the firms by providing them with the benefits of being part of a national organization. These benefits include access to dedicated insurance underwriting and other support services, financial and intellectual capital, technology solutions, cross-selling facilitation, regulatory compliance support, assistance in growing their firms through acquisitions and succession planning.

•

Continue to acquire high quality independent firms.    We believe that substantial opportunities exist for further growth through disciplined acquisitions of high quality firms. We believe our target market for acquisitions includes over 4,000 life insurance and wealth transfer, corporate benefits and financial planning firms. We have demonstrated an ability to identify and acquire leading independent firms. As of September 30, 2006, we have acquired 212 firms since our founding. As a result, we have substantial experience in selecting and acquiring high quality firms. We believe that the independent distribution channel is under increasing pressure to continue its consolidation trend. With our strong experience, reputation and capital base, we believe we are well positioned to take advantage of additional acquisition opportunities. Occasionally, we examine opportunities to acquire firms that serve our target markets and provide products or services other than those in our three key areas. We may acquire one or more of these firms.

•	Realize further value through economies of scale. We contract with leading financial services products manufacturers for access to product and technical support by our owned firms and our affiliated third-party distributors. This allows us to aggregate the buying power of a large number of distributors, which can enhance the level of underwriting and other support received by our firms.

Recent Developments

On December 21, 2006, we announced that we had executed definitive agreements or completed transactions representing six acquisitions since our announcement of earnings for the third quarter. Included among these transactions was our signing of a definitive agreement to acquire Balser Companies, a leading executive benefits firm, which would be our largest benefits acquisition. Founded in 1968, Balser serves the Fortune 500 market through its deferred compensation plans and supplemental executive plans, which include life insurance, disability and long term care. We agreed to pay approximately $52.8 million in a combination of cash and our common stock to the shareholders of Balser. The transaction, which is subject to customary closing conditions, is expected to close in the first quarter of 2007.

On January 16, 2007, we announced that we had completed three additional acquisitions effective in the first quarter of 2007. We paid $15.8 million in cash and expect to issue approximately 166,000 shares of our common stock for these three acquisitions.

On January 16, 2007, we also announced that, based on preliminary review and subject to final closing adjustments, we believed our cash earnings per share for the fourth quarter of 2006 would be broadly consistent with the consensus analyst estimate as reported on First Call. This view was consistent with the growth of our firms, acquisition activity, and the challenging life insurance underwriting environment.

Concurrent Transactions

Concurrently with this offering certain of our stockholders are offering up to 1,608,849 shares of our common stock, par value $0.10 (or 1,850,105 shares if the underwriters exercise in full their option to purchase additional shares), in a registered public offering (the “secondary offering”). The shares will be offered by a separate prospectus supplement to the prospectus dated June 9, 2006. We will not receive any proceeds from the sale of the shares by the selling stockholders.

In connection with this offering, we intend to enter into a convertible note hedge transaction with one or more of the underwriters (and/or one or more of its/their affiliates), (the “counterparty”). This transaction is expected to reduce the potential dilution upon conversion of the notes. We also intend to enter into a warrant transaction with the counterparty. The warrant transaction could have a dilutive effect on our earnings per share to the extent that the price of our common stock during the measurement period at maturity of the warrant exceeds the strike price of the warrant. We intend to use approximately $             of the net proceeds from this offering to pay the net cost of the convertible note hedge transaction and the warrant transaction. In connection with establishing its initial hedge of these transactions, the counterparty (and/or one of its affiliates) may enter into various derivative transactions with respect to our common stock concurrently with, or shortly after, the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the value of our common stock concurrently with or following the pricing of the notes. See “Risk Factors—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock” and “Description of Convertible Note Hedge and Warrant Transactions.”

In addition, the counterparty may modify its hedge positions by entering into or unwinding various derivative transactions with respect to our common stock or by selling or purchasing our common stock in secondary market transactions following the pricing of the notes (including during any observation period related to the conversion of the notes) which could adversely impact the price of our common stock and of the notes or could have the effect of increasing or preventing a decline in the value of our common stock.

On January 15, 2007, we entered into an agreement with Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. (collectively, “Apollo”) to repurchase 2,000,000 shares (or 2,300,000 shares if the underwriters exercise their option to purchase additional shares in full in the secondary offering) of our common stock from Apollo in a privately negotiated transaction. Apollo will sell these shares to us at the same price per share as the initial price per share to the public in the secondary offering. After completion of the sales contemplated by the privately negotiated repurchase and the secondary offering, Apollo will receive the same proceeds per share, net of underwriting discounts, for the shares it sold pursuant to the repurchase and in the secondary offering, on an aggregate basis, as the other selling stockholders will receive for the shares they sold in the secondary offering. The sale by Apollo to us will close on the same date as the settlement date of the secondary offering.

The Offering

We provide the following summary solely for your convenience. This summary is not a complete description of the notes. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more detailed description of the notes, see the section entitled “Description of Notes” in this prospectus supplement. With respect to the discussion of the terms of the notes on the cover page, in this section and in the section entitled “Description of Notes,” the words “we,” “our,” “us” and the “Company” refer only to National Financial Partners Corp. and not to any of its subsidiaries.

Issuer	National Financial Partners Corp., a Delaware corporation.

Notes Offered	$200,000,000 principal amount of % Convertible Senior Notes due 2012 (plus up to an additional $30,000,000 principal amount for purchase by the underwriters, solely to cover overallotments).

Maturity Date	February 1, 2012, unless earlier repurchased or converted.

Interest	% per year payable semiannually in arrears in cash on February 1 and August 1 of each year, beginning August 1, 2007.

Ranking

The notes will be our senior unsecured obligations and rank equally with any of our existing or future senior debt and senior to any of our subordinated debt. The notes will be structurally subordinated to all existing or future liabilities of our subsidiaries and will be effectively subordinated to our existing or future secured indebtedness to the extent of the value of the collateral. As of September 30, 2006, we had $111 million in outstanding indebtedness, all of which was secured indebtedness under our credit facility.

As of September 30, 2006, our subsidiaries had $155.3 million in outstanding liabilities, including trade and other payables and excluding intercompany liabilities and our subsidiaries’ guarantees of our obligations under the credit facility (under which $111.0 million was outstanding). The indenture for the notes, including the supplemental indenture to be entered into in connection with this offering (collectively, the “indenture”), does not restrict us or our subsidiaries from incurring additional debt or other liabilities, including secured debt. Our subsidiaries will not guarantee any of our obligations under the notes.

Conversion Rights

Holders may convert their notes prior to the close of business on the scheduled trading day immediately preceding December 1, 2011 in multiples of $1,000 principal amount, at the option of the holder, under the following circumstances:

• during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day;

•   during any calendar quarter (and only during such quarter) after the calendar quarter ending March 31, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or

• upon the occurrence of specified events described below under “Description of the Notes—Conversion Rights—Conversion upon Specified Corporate Transactions.”

At the option of the holder, regardless of the foregoing circumstances, holders may convert their notes, in multiples of $1,000 principal amount, at any time on or after December 1, 2011 through the second scheduled trading day immediately preceding the maturity date.

The initial conversion rate for the notes will be                      shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $             per share of common stock, subject to adjustment.

Upon valid tender of notes for conversion, we will pay, with respect to each VWAP trading day of the related 20 VWAP trading day observation period, an amount in cash equal to the lesser of (i) the principal portion (as defined herein) and (ii) the daily conversion value of the notes converted on the third VWAP trading day following the last VWAP trading day of such observation period, all calculated as described under “Description of Notes—Conversion Rights—Payment Upon Conversion.” If the daily conversion value exceeds the principal portion of the converted notes on any VWAP trading day during the relevant 20 VWAP trading-day observation period, in addition to paying the principal portion of the converted notes in cash for such VWAP trading day, we will also deliver, at our election, cash, shares of our common stock or a combination of cash and shares of our common stock in an amount equal to the excess of the daily conversion value over the principal portion of the converted notes for such VWAP trading day, all calculated as described under “Description of Notes—Conversion Rights—Payment upon Conversion.”

The credit facility (as defined herein) limits our ability to make certain conversion payments unless we meet certain absence of default and liquidity conditions. In addition, the credit facility makes certain change of control events that would give holders the right to cause us to repurchase their notes hereunder events of default under the credit facility. See “Description of the Notes—Limitations on Conversion Payments” and “—Designated Event Permits Holders to Require us to Repurchase Notes.”

In addition, if a “fundamental change” occurs prior to the maturity date, subject to certain limitations, we will increase the conversion rate for a holder who elects to convert its notes in connection with such fundamental change as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.” No adjustment to the conversion rate will be made if the stock price is less than $             or if the stock price exceeds $             (in each case, subject to adjustment).

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares of common stock, if any, delivered to you upon conversion.

Sinking Fund	None.

Optional Redemption by NFP	The notes may not be redeemed by us prior to the maturity date.

Designated Event Repurchase Right of Holders

Subject to certain exceptions, if we undergo a “designated event” (as defined below under “Description of Notes—Conversion Rights—Designated Event Permits Holders to Require Us to Repurchase Notes”) including a “fundamental change” (as defined in such section) you will have the option to require us to repurchase all or any portion of your notes. The designated event repurchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the designated event repurchase date. We will pay cash for all notes so repurchased.

Events of Default

Except as noted below, if an event of default on the notes occurs, the principal amount of the notes, plus accrued and unpaid interest thereon, if any, may be declared immediately due and payable, subject to certain conditions set forth in the indenture. If the event of default relates to our failure to comply with the reporting obligations in the indenture, at our option, the sole remedy for the first 60 days following such event of default consists exclusively of the right to receive an extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes. The notes will automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving us.

No Prior Market

The notes will be new securities for which there is currently no market. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the notes will develop or be maintained.

New York Stock Exchange Symbol for Our Common Stock	Our common stock is listed on the New York Stock Exchange under the symbol “NFP.”

Use of Proceeds

We estimate that the net proceeds from this offering, after deducting underwriters’ discounts and commissions and estimated offering expenses of approximately $380,000, will be approximately $             (or approximately $             if the underwriters exercise their overallotment option in full).

We intend to apply the net proceeds from this offering to the following uses:

•	approximately $ million (or $ million if the underwriters exercise their overallotment option in full) to pay the net cost of the convertible note hedge and warrant transactions;

•	approximately $ million to repurchase 2,000,000 shares (or $ million and 2,300,000 shares if the underwriters exercise their option to purchase additional shares in full in the secondary offering) of our common stock from Apollo in the privately negotiated transaction described under “Summary—Concurrent Transactions;” and

•	the balance of proceeds to repay a portion of outstanding amounts of principal and interest under our credit facility. See “Use of Proceeds.”

Convertible Note Hedge and Warrant Transactions

In connection with this offering, we intend to enter into a convertible note hedge transaction with one or more of the underwriters (and/or one or more of its/their affiliates) (the “counterparty”). This transaction is expected to reduce the potential dilution upon conversion of the notes. We also intend to enter into a warrant transaction with the counterparty. The warrant transaction could have a dilutive effect on our earnings per share to the extent that the price of our common stock during the measurement period at maturity of the warrant exceeds the strike price of the warrant.

In connection with establishing its initial hedge of these transactions, the counterparty may enter into various derivative transactions with respect to our common stock concurrently with, or shortly after, the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the value of our common stock concurrently with or following the pricing of the notes.

In addition, the counterparty may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our common stock or by selling or purchasing our common stock in secondary market transactions following the pricing of the notes (including during any observation period related to the conversion of the notes) which could adversely impact the price of our common stock and of the notes or could have the effect of increasing or preventing a decline in the value of our common stock.

Concurrent Transactions

Concurrently with this offering, certain selling stockholders are offering by means of a separate prospectus supplement 1,608,849 shares (or 1,850,105 shares if the underwriters exercise in full their option to purchase additional shares).

In addition, on January 15, 2006, we entered into an agreement with Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. to repurchase 2,000,000 shares (or 2,300,000 shares if the underwriters exercise their option to purchase additional shares in full in the secondary offering) of our common stock from Apollo in a privately negotiated transaction. The sale will close on the same date as the settlement date of the secondary offering.

The consummation of this offering is not conditioned upon the concurrent consummation of the secondary offering and vice versa.

United States Federal Income Tax Considerations

You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the notes and the common stock into which the notes may be converted in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Certain United States Federal Income Tax Considerations.”

Summary Historical Consolidated Financial Data

You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in each of our annual report on Form 10-K/A for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the three and nine months ended September 30, 2006, each of which is incorporated by reference in this prospectus supplement. We derived the following summary financial information as of December 31, 2003, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 from our audited consolidated financial statements. We derived the summary financial information as of September 30, 2005 and 2006 and for each of the three and nine months ended September 30, 2005 and 2006 from our unaudited consolidated financial statements and the related notes, each of which is incorporated by reference in this prospectus supplement. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

In each year since we commenced operations, we have completed a significant number of acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions” included in each of our annual report on Form 10-K/A for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the three and nine months ended September 30, 2006, each of which is incorporated by reference in this prospectus supplement. As a result of our acquisitions, the results in the periods shown below may not be directly comparable.

	Years ended December 31,			(Unaudited) Nine months ended September 30,
	2003	2004	2005	2005	2006
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenue:
Commissions and fees	$464,426	$639,472	$891,446	$601,079	$767,644
Cost of services:(a)
Commissions and fees	111,625	163,781	247,810	172,827	250,752
Operating expenses (excludes amortization and depreciation shown separately below)	150,280	190,192	259,859	184,355	226,030
Management fees	94,372	145,073	208,613	116,685	150,185

Total cost of services	356,277	499,046	716,282	473,867	626,967

Gross margin	108,149	140,426	175,164	127,212	140,677

Corporate and other expenses:
General and administrative(a)	26,461	36,849	45,763	34,837	38,681
Amortization	16,461	19,550	23,709	17,412	20,652
Impairment of goodwill and intangible assets	9,932	4,791	8,057	5,102	6,197
Depreciation	4,748	6,658	7,815	5,571	6,655
Loss (gain) on sale of subsidiaries	1,754	(145)	(6,298)	317	72

Total corporate and other expenses	59,356	67,703	79,046	63,239	72,257

	Years ended December 31,			(Unaudited) Nine months ended September 30,
	2003	2004	2005	2005	2006
	(in thousands, except per share amounts)
Income from operations	48,793	72,723	96,118	63,973	68,420
Interest and other income	1,626	2,166	6,426	2,474	5,704
Interest and other expense	(3,580)	(2,782)	(5,531)	(4,534)	(5,365)

Net interest and other	(1,954)	(616)	895	(2,060)	339

Income before income taxes	46,839	72,107	97,013	61,913	68,759
Income tax expense	23,338	31,965	40,831	26,827	29,112

Net income	$23,501	$40,142	$56,182	$35,086	$39,647

Earnings per share—basic	$0.81	$1.19	$1.57	$0.99	$1.05

Earnings per share—diluted	$0.74	$1.10	$1.48	$0.93	$0.99

Weighted average shares outstanding—basic	29,021	33,688	35,679	35,320	37,614

Weighted average shares outstanding—diluted	31,725	36,640	38,036	37,718	40,196

Dividends declared per share	$0.10	$0.42	$0.51	$0.36	$0.45

	As of December 31,			(Unaudited) As of September 30,
	2003	2004	2005	2006
	(in thousands)
Statement of Financial Condition Data:
Cash and cash equivalents	$71,244	$83,103	$105,761	$115,146
Intangibles, net	232,665	273,207	340,969	388,211
Goodwill, net	218,002	281,212	357,353	438,555
Total assets	671,555	826,460	1,046,638	1,173,612
Borrowings(b)	—	—	40,000	111,000
Total stockholders’ equity	465,272	546,272	659,685	752,202

	Years Ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
	(in thousands)
Other Data (unaudited):
Internal revenue growth(c)	14%	16%	22%	18%	12%
Internal net revenue growth(d)	14%	16%	17%	15%	8%
Total NFP-owned firms (at period end)	130	144	160	166	173

(a)

Effective January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” and the Securities and Exchange Commission Staff Accounting Bulletin No. 107 (collectively “SFAS 123R”) which is a revision of SFAS 123, which superseded APB 25 and amended SFAS No. 95, “Statement of Cash Flows.” We adopted the modified prospective transition method provided for under SFAS 123R and, accordingly, have not restated prior year amounts. Under the transition method, compensation expense for the nine months ended September 30, 2006 includes compensation expense for all share-based payment awards granted prior to, but not yet vested as of, January 1, 2003, the date of the Company’s adoption of SFAS 123, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Stock-based compensation expense includes an estimate for forfeitures and is recognized over the expected term of the award on a straight-line basis. We evaluated the need to record a cumulative effect adjustment relating to estimated forfeitures for unvested previously issued awards and the impact was not deemed to be material. We measured the fair value for stock options using the Black-Scholes valuation model under SFAS 123 and will continue to use this model under SFAS 123R in 2006.

As a result of adopting SFAS 123R we recorded, for firm employees, principals and firm activities, a charge to cost of services of $2.3 million for the nine months ended September 30, 2006. Previously all stock-based compensation was included in general and administrative expense as a component of corporate and other expenses. We recorded $4.3 million and $3.1 million of such expense for the first nine months of 2006 and 2005, respectively, in corporate and other expenses—general and administrative. Total stock-based compensation for the nine months ended September 30, 2006 and 2005 were $6.6 million and $3.1 million, respectively. $4.5 million, $1.4 million and $0.2 million of stock-based compensation expense for the years ended 2005, 2004 and 2003, respectively, is included in corporate and other expenses—general and administrative to conform to the current period presentation.

(b)	Our borrowings are made under a bank line that is structured as a revolving credit facility and is due on August 22, 2011.

(c)	As a measure of financial performance, we calculate the internal growth rate of the revenue of our firms. This calculation compares the change in revenue of a comparable group of firms for the same time period in successive years. We include firms in this calculation at the beginning of the first fiscal quarter that begins one year after acquisition by us unless a firm has merged with another owned firm or has made a sub-acquisition that represents more than 25% of the base earnings of the acquiring firm. With respect to two owned firms that merge, the combined firm is excluded from the calculation from the time of the merger until the first fiscal quarter that begins one year after acquisition by us of the most recently acquired firm participating in the merger. However, if both firms involved in a merger are included in the internal growth rate calculation at the time of the merger, the combined firm continues to be included in the calculation after the merger. With respect to the sub-acquisitions described above, to the extent the sub-acquired firm does not separately report financial statements to NFP, the acquiring firm is excluded from the calculation from the time of the sub-acquisition until the first fiscal quarter beginning one year following the sub-acquisition. Sub-acquisitions that represent less than 25% of the base earnings of the acquiring firms are considered to be internal growth. For further information about sub-acquisitions, see “Business—Operations—Sub-Acquisitions” in our annual report on Form 10-K/A for the year ended December 31, 2005. With respect to dispositions, we include these firms up to the time of disposition and exclude these firms for all periods after the disposition. The calculation is adjusted for intercompany transactions for all periods after December 31, 2005.

(d)	The growth of revenue less commissions and fees as a component of cost of services of firms included in the internal revenue growth calculation, as defined above.

RISK FACTORS

You should carefully consider the risks described below, as well as the risks described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before making a decision to invest in the notes and the common stock into which the notes, in certain circumstances, are convertible. These risks are not the only ones faced by us. The trading price of the notes and the common stock into which the notes, under certain circumstances, are convertible could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement and the accompanying prospectus and the documents incorporated herein and therein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and in the documents incorporated herein by reference.

Risks Relating to the Company

We may be unsuccessful in acquiring suitable acquisition candidates, which could adversely affect our growth.

We compete with numerous integrated financial services organizations, insurance brokers, insurance companies, banks and other entities to acquire high quality independent financial services distribution firms. Many of our competitors have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we do identify suitable candidates, we may not be able to complete any such acquisition on terms that are commercially acceptable to us. If we are unable to complete acquisitions, it may have an adverse effect on our earnings or revenue growth and negatively impact our strategic plan because we expect a portion of our growth to come from acquisitions.

We may be adversely affected if the firms we acquire do not perform as expected.

Even if we are successful in acquiring firms, we may be adversely affected if the acquired firms do not perform as expected. The firms we acquire may perform below expectations after the acquisition for various reasons, including legislative or regulatory changes that affect the products in which a firm specializes, the loss of key clients after the acquisition closed, general economic factors that impact a firm in a direct way and the cultural incompatibility of an acquired firm’s management team with us. The failure of firms to perform as expected at the time of acquisition may have an adverse effect on our internal earnings and revenue growth rates, and may result in impairment charges and/or generate losses or charges to our earnings if the firms are disposed. As of September 30, 2006, out of a total of 212 acquisitions, we have disposed of 18 firms and restructured our relationship with the principals of another 20 firms due to these factors.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose clients and our financial results may be negatively affected.

The business of providing financial services to high net worth individuals and growing entrepreneurial companies is highly competitive and we expect competition to intensify. Our firms face competition in all aspects of their business, including life insurance, wealth transfer and estate planning, corporate and executive benefits, and financial planning and investment advisory services. Our firms compete for clients on the basis of reputation, client service, program and product offerings and their ability to tailor products and services to meet the specific needs of a client.

We actively compete with numerous integrated financial services organizations as well as insurance companies and brokers, producer groups, individual insurance agents, investment management firms, independent financial planners and broker-dealers. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that our firms do not currently offer and may not offer in the future. The passage of the Gramm-Leach-Bliley Act in 1999 reduced barriers to large institutions providing a wide range of financial services products and services. We believe, in light of increasing industry consolidation and the regulatory overhaul of the financial services industry, that competition will continue to increase from manufacturers and other marketers of financial services products.

Our competitors in the insurance, wealth transfer and estate planning business include individual insurance carrier-sponsored producer groups, captive distribution systems of insurance companies, broker-dealers and banks. In addition, we also compete with independent insurance intermediaries, boutique brokerage general agents and local distributors, including M Financial Group and The BISYS Group, Inc. In the employee benefits sector, we face competition from both national and regional groups. Our national competitors include Marsh & McLennan Companies, Inc., Aon Corporation, Hilb, Rogal and Hobbs Company, Arthur J. Gallagher & Co., U.S.I. Holdings Corp., Clark Consulting, Inc., Brown & Brown, Inc. and Willis Group Holdings Limited. Our regional competitors include local brokerage firms and regional banks, consulting firms, third-party administrators, producer groups and insurance companies. In the financial planning and investment advisory business, we compete with a large number of investment management and investment advisory firms. Our competitors include global and domestic investment management companies, commercial banks, brokerage firms, insurance companies, independent financial planners and other financial institutions.

NFPSI also competes with numerous other independent broker-dealers, including Raymond James Financial, Inc., LPL Financial Services, FSC Securities Corporation, Cambridge Investment Research, Inc., Commonwealth Financial Network, Financial Network Investment Corporation, Walnut Street Securities, Inc. and Royal Alliance Associates, Inc.

Our operating strategy and structure may make it difficult to respond quickly to regulatory, operational or financial problems and to grow our business, which could negatively affect our financial results.

We operate through firms that report their results to our corporate headquarters on a monthly basis. We have implemented cash management and management information systems that allow us to monitor the overall performance and financial activities of our firms. However, if our firms delay either reporting results or informing corporate headquarters of a negative business development such as the possible loss of an important client or relationship with a financial services products manufacturer or a threatened professional liability or other claim or regulatory inquiry or other action, we may not be able to take action to remedy the situation on a timely basis. This in turn could have a negative effect on our financial results. In addition, if one of our firms were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

In addition, due in part to our management approach, we may have difficulty helping our firms grow their business. Our failure to facilitate internal growth, cross-selling and other growth initiatives among our firms may negatively impact our earnings or revenue growth.

Our dependence on the principals of our firms may limit our ability to effectively manage our business.

Most of our acquisitions result in the acquired business becoming our wholly owned subsidiary. The principals enter into management agreements pursuant to which they continue to manage the acquired business. The principals retain responsibility for day-to-day operations of the acquired business for an initial five-year term, renewable annually thereafter by the principals and/or certain entities they own, subject to termination for cause and supervisory oversight as required by applicable securities and insurance laws and regulations and the terms of our management agreements. The principals are responsible for ordinary course operational decisions, including personnel, culture and office location, subject to the oversight of the board of directors of the acquired business. Non-ordinary course transactions require the unanimous consent of the board of directors of the acquired business, which always includes a representative of our management. The principals also maintain the primary relationship with clients and, in some cases, vendors. Although we maintain internal controls that allow us to oversee our nationwide operations, this operating structure exposes us to the risk of losses resulting from day-to-day decisions of the principals. Unsatisfactory performance by these principals could hinder our ability to grow and could have a material adverse effect on our business and the value of our common stock.

Elimination or modification of the federal estate tax could adversely affect revenue from our life insurance, wealth transfer and estate planning businesses.

Legislation enacted in the spring of 2001 under EGTRRA increased the size of estates exempt from the federal estate tax and phases in additional increases between 2002 and 2009. EGTRRA also phases in reductions in the federal estate tax rate between 2002 and 2009 and repeals the federal estate tax entirely in 2010. Under EGTRRA, the federal estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter. Although President Bush and some members of Congress have expressed a desire to provide for a permanent repeal of the estate tax, under the Democrat-led Congress elected in 2006, a more likely scenario is for a compromise that could result in additional increases in the size of estates exempt from the federal estate tax and perhaps further reductions in the federal estate tax rate, as opposed to a permanent repeal of the federal estate tax. As enacted, EGTRRA has had a modest negative impact on our revenue from the sale of estate planning services and products including certain life insurance products that are often used to fund estate tax obligations and could have a further negative impact in the future. Should additional legislation be enacted that provides for any additional increases in the size of estates exempt from the federal estate tax, further reductions in the federal estate tax rate or other legislation to permanently repeal the federal estate tax, it could have a material adverse effect on our revenue. There can be no assurance that a bill will not be enacted or, alternatively, that other legislation will not be enacted that would have a further negative impact on our revenue.

A change in the tax treatment of life insurance products we sell or a determination that these products are not life insurance contracts for federal tax purposes could reduce the demand for these products, which may reduce our revenue.

The market for many life insurance products we sell is based in large part on the favorable tax treatment, including the tax-free build up of cash values and the tax-free nature of death benefits, that these products receive relative to other investment alternatives. A change in the tax treatment of the life insurance products we sell or a determination by the IRS, that certain of these products are not life insurance contracts for federal tax purposes could remove many of the tax advantages policyholders seek in these policies. In addition, the IRS from time to time releases guidance on the tax treatment of products we sell. If the provisions of the tax code were changed or new federal tax regulations and IRS rulings and releases were issued in a manner that would make it more difficult for holders of these insurance contracts to qualify for favorable tax treatment or subject holders to special tax reporting requirements, the demand for the life insurance contracts we sell could decrease, which may reduce our revenue and negatively affect our business.

Under current law, both death benefits and accrual of cash value under a life insurance contract are treated favorably for federal income tax purposes. From time to time, legislation that would affect such tax treatment has been proposed, and sometimes it is enacted. For example, federal legislation that would eliminate the tax-free nature on corporate-owned and bank-owned life insurance in certain narrow circumstances was introduced in 2004 and enacted in 2006. Although the effect of the legislation was mitigated as many of our firms, in line with the life insurance industry generally, modified their business practices in advance of this legislation in order to remain eligible for the tax benefits on such insurance acquisitions, there can be no assurance that our firms will be able to anticipate and prepare for future legislative changes in a timely manner. In addition, a proposal that would have imposed an excise tax on the acquisition costs of certain life insurance contracts in which a charity and a person other than the charity held an interest was included in the Administration’s Fiscal Year 2006 Budget, but the provision was not ultimately enacted. The recently enacted Pension Protection Act of 2006 requires the Treasury Department to conduct a study on these contracts, and it is possible that an excise tax or similarly focused provision could be imposed in the future. Such a provision could adversely affect, among other things, the utility of and the appetite of clients to employ insurance strategies involving charitable giving of life insurance policy benefits when the policy is or has been owned by someone other than the charity, and our revenue from the sale of policies pursuant to such strategies could materially decline.

On October 22, 2004, President Bush signed into law H.R. 4520, the “American Jobs Creation Act of 2004,” which included provisions affecting deferred compensation arrangements for taxable and tax-exempt employers. The legislation created new Section 409A of the Internal Revenue Code which applies to voluntary deferred compensation arrangements, supplemental executive retirement plans, stock appreciation rights and certain other arrangements which have the effect of deferring compensation. Section 409A generally applies to compensation deferrals made after December 31, 2004. Among other things, Section 409A modifies the times at which distributions are permitted from nonqualified deferred compensation arrangements and will require that elections to defer compensation be made earlier than is current practice for many plans. Certain of our firms sell deferred compensation plans and many of these plans will have to be modified in accordance with these new rules prior to December 31, 2006. Because of the time and effort required to come into compliance with the new rules, our revenue may be reduced during this transition period. We cannot predict the long-term impact that the new rules will have on us.

Changes in the pricing, design or underwriting of insurance products could adversely affect our revenue.

Adverse developments in the insurance markets in which we operate could lead to changes in the pricing design or underwriting of insurance products that result in these products becoming less attractive to our customers. For example, we believe that changes in the reinsurance market that make it more difficult for insurance carriers to obtain reinsurance coverage for life insurance, including certain types of financed life insurance transactions, have caused some insurance carriers to become more conservative in their underwriting, and to change the design and pricing of universal life policies, which may have reduced their attractiveness to customers. Regulatory developments also could affect product design and the attractiveness of certain products. For example, in December 2005, the Office of the General Counsel of the New York Insurance Department issued an opinion on certain financed life insurance transactions that led to changes in the design and demand for financed life insurance products generally. Any developments that reduce the attractiveness of insurance-related products could result in fewer sales of those products and adversely affect our revenue.

Because the commission revenue our firms earn on the sale of certain insurance products is based on premiums and commission rates set by insurers, any decreases in these premiums or commission rates could result in revenue decreases for us.

We are engaged in insurance agency and brokerage activities and derive revenue from commissions on the sale of insurance products to clients that are paid by the insurance underwriters from whom our clients purchase insurance. These commission rates are set by insurance underwriters and are based on the premiums that the insurance underwriters charge. Commission rates and premiums can change based on the prevailing economic and competitive factors that affect insurance underwriters. These factors, which are not within our control, include the capacity of insurance underwriters to place new business, underwriting and non-underwriting profits of insurance underwriters, consumer demand for insurance products, the availability of comparable products from other insurance underwriters at a lower cost and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers.

We cannot predict the timing or extent of future changes in commission rates or premiums. As a result, we cannot predict the effect that any of these changes will have on our operations. These changes may result in revenue decreases for us, which may adversely affect our results of operations for the periods in which they occur.

While we do not believe we have experienced any significant revenue reductions in the aggregate in our business to date due to the following occurrences, we are aware of several instances in the last three years of insurance underwriters reducing commission payments on certain life insurance and employee benefits products.

Our business is subject to risks related to litigation and regulatory actions.

From time to time, we are subject to lawsuits and other claims arising out of our business operations, including actions relating to the suitability of insurance and financial services products we sold to customers and complaints arising out of industry-wide scrutiny of contingent commissions practices. The outcome of these actions cannot be predicted, and no assurance can be given that such litigation or actions would not have a material adverse effect on our results of operations and financial condition.

From time to time, we are also subject to new laws and regulations and regulatory actions, including investigations. Recently, the insurance industry has been subject to a significant level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include, without limitation, the receipt of contingent commissions by insurance brokers and agents from insurance companies and the extent to which such compensation has been disclosed, bid rigging and related matters. As a result of these and related matters, including actions taken by the New York Attorney General’s office beginning in April 2004, there have been a number of recent revisions to existing, or proposals to modify or enact new, laws and regulations regarding insurance agents and brokers. These actions have imposed or could impose additional obligations on us with respect to the insurance and other financial products we market. In addition, several insurance companies have recently agreed with regulatory authorities to end the payment of contingent commissions on insurance products. A portion of our earnings is derived from commissions and other payments from manufacturers of financial services products that are based on the volume, persistency and profitability of business generated by us. If we were required to or chose to end these arrangements or if these arrangements were no longer available to us, our revenue and results of operations could be adversely affected.

During 2004, several of our subsidiaries received subpoenas and other informational requests from governmental authorities, including the New York Attorney General’s Office, seeking information regarding compensation arrangements, any evidence of bid rigging and related matters. We cooperated and will continue to cooperate fully with all governmental agencies.

In March 2006, we received a subpoena from the New York Attorney General’s Office seeking information regarding life settlement transactions. One of our subsidiaries received a subpoena seeking the same information. The investigation is ongoing and we are unable to predict the investigation’s ultimate outcome. Any changes that are adopted by us, the federal government or the states where we market insurance or conduct life settlements or other insurance-related business could adversely affect our revenue and financial results.

In December 2006, a key committee of the National Association of Insurance Commissioners, or NAIC, approved amendments to the NAIC Viatical Settlements Model Act. The amended model act will be advanced to the NAIC’s executive committee and plenary for final approval. The amended model act, among other things, would prohibit the sale of a life insurance policy into the secondary market for five years from the date of issuance, subject to limited exceptions. We are unable to predict the effect on the life settlement industry the amended model act would have if approved in its current form. If approved, the amended model act generally would serve as a template for new state insurance laws relating to life settlement transactions and may have the effect of reducing the number of life settlement transactions generally, which may lead to a decrease in our revenue. In 2005, management believes approximately 6 to 8% of our total revenue was derived from fees earned on the settlement of life insurance policies into the secondary market. Should the amended NAIC Viatical Settlements Model Act be adopted or other new regulations or practices that adversely affect the life settlement industry be instituted, our revenue could be adversely impacted. We, however, are unable to quantify the adverse effect any such regulations or practices could have on our revenue and business.

We cannot predict the effect of any current or future litigation, regulatory activity or investigations on our business. Given the current regulatory environment and the number of our subsidiaries operating in local markets throughout the country, it is possible that we will become subject to further governmental inquiries and subpoenas and have lawsuits filed against us. Our involvement in any investigations and lawsuits would cause us to incur additional legal and other costs and, if we were found to have violated any laws, we could be required to pay fines, damages and other costs, perhaps in material amounts. We could also be materially adversely affected by the negative publicity related to these proceedings, and by any new industry-wide regulations or practices that may result from these proceedings.

Legislative, legal, and regulatory developments concerning financial services products we provide may negatively affect our business and financial results. Continuing investigations and proceedings regarding late trading and market timing in connection with mutual funds and variable insurance products could result in new industry-wide legislation, rules or regulations that could significantly affect distributors of financial services products such as ourselves. Similar to certain mutual fund and insurance companies and other broker-dealers, NFPSI has been contacted by the National Association of Securities Dealers, or NASD, and requested to provide information relating to market timing and late trading. NFPSI is cooperating with the regulatory authorities. Although we are not aware of any systemic problems with respect to market timing and late trading that would have a material adverse effect on our consolidated financial position, we cannot predict the course that the existing inquiries and areas of focus may take or the impact that any new laws, rules or regulations may have on our business and financial results.

Our revenue and earnings may be affected by fluctuations in interest rates, stock prices and general economic conditions.

General economic and market factors, such as changes in interest rates or declines or significant volatility in the securities markets, can affect our commission and fee income. These factors can affect the volume of new sales and the extent to which clients keep their policies in force year after year or maintain funds in accounts we manage. Equity returns and interest rates can have a significant effect on the sale of many employee benefit programs whether they are financed by life insurance or other financial instruments. For example, if interest rates increase, competing products offering higher returns could become more attractive to potential purchasers than the programs and policies we market and distribute. A portion of our recent sales of life insurance products includes sales of financed life insurance products. If interest rates increase, the availability or attractiveness of such financing may decrease, which may reduce our new sales of life insurance products. Further, a decrease in stock prices can have a significant effect on the sale of financial services products that are linked to the stock market, such as variable life insurance, variable annuities, mutual funds and managed accounts. In addition, a portion of our earnings is derived from fees, typically based on a percentage of assets under management, for our firms offering financial advice and related services to clients. Further, our firms earn recurring commission revenue on certain products over a period after the initial sale, provided the customer retains the product. These factors may lead customers to surrender or terminate their products, ending these recurring revenues. A portion of our earnings is derived from commissions and other payments from manufacturers of financial services products that are based on the volume, persistency and profitability of business generated by us. If investors were to seek alternatives to our firms’ financial planning advice and services or to our firms’ insurance products and services, it could have a negative effect on our revenue. We cannot guarantee that we will be able to compete with alternative products if these market forces make our firms’ products and services unattractive to clients. Finally, adverse general economic conditions may cause potential customers to defer or forgo the purchase of products that our firms sell, for example, to invest more defensively or to surrender products to increase personal cash flow. General economic and market factors may also slow the rate of growth, or lead to a decrease in the size, of the high net worth market and the number of small and medium-size corporations. For example, the size of the high net worth market decreased in 2001 and 2002, in part due to these factors, including in particular the decline in the equity markets. Further, assets under management in the independent distribution channel for financial services products declined in 2002 as a result of the same factors.

If we are required to write down goodwill and other intangible assets, our financial condition and results would be negatively affected.

When we acquire a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. As of September 30, 2006, goodwill of $438.6 million, net of accumulated amortization of $12.6 million, represented 58.3% of our total stockholders’ equity. As of September 30, 2006, other intangible assets, including book of business, management contracts, institutional customer relationships and trade name, of $388.2 million, net of accumulated amortization of $107.0 million, represented 51.6% of our total stockholders’ equity.

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142), which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill and intangible assets deemed to have indefinite lives no longer be amortized but instead be tested for impairment at least annually (or more frequently if impairment indicators arise). Other intangible assets will continue to be amortized over their useful lives. In accordance with FAS 142, we recognized an impairment loss on goodwill and identifiable intangible assets not subject to amortization of $5.7 million, $2.4 million, $3.1 million and $3.2 million for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively.

On January 1, 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (FAS 144). In accordance with FAS 144, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We recognized an impairment loss on identifiable intangible assets subject to amortization of $4.2 million, $2.4 million, $5.0 million and $3.0 million for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively.

Under current accounting standards, if we determine goodwill or intangible assets are impaired, we will be required to write down the value of these assets. Any write-down would have a negative effect on our stockholders’ equity and financial results.

Failure to comply with or changes in state and federal laws and regulations applicable to us could restrict our ability to conduct our business.

The financial services industry is subject to extensive regulation. Our firms are currently licensed to conduct business in the 50 states, the District of Columbia and Puerto Rico, and are subject to regulation and supervision both federally and in each of these jurisdictions. In general, this regulation is designed to protect clients and other third parties that deal with our firms and to ensure the integrity of the financial markets, and is not designed to protect our stockholders. Our firms’ ability to conduct business in the jurisdictions in which they currently operate depends on our compliance with the rules and regulations promulgated by federal regulatory bodies and the regulatory authorities in each of these jurisdictions. Failure to comply with all necessary regulatory requirements, including the failure to be properly licensed or registered, can subject our firms to sanctions or penalties. In addition, there can be no assurance that regulators or third parties will not raise material issues with respect to our firms past or future compliance with applicable regulations or that future regulatory, judicial or legislative changes will not have a material adverse effect on our company.

State insurance laws grant supervisory agencies, including state insurance departments, broad regulatory authority. State insurance regulators and the NAIC continually reexamine existing laws and regulations, some of which affect us. These supervisory agencies regulate, among other things, the licensing of insurance brokers and agents and other insurance intermediaries, regulation of the handling and investment of third-party funds held in a fiduciary capacity and the marketing and compensation practices of insurance brokers and agents. This continual reexamination may result in the enactment of laws and regulations, or the issuance of interpretations of existing laws and regulations, that adversely affect our business. More restrictive laws, rules or regulations may be adopted in the future that could make compliance more difficult and expensive.

Although the federal government generally does not directly regulate the insurance business, federal initiatives often and increasingly have an impact on the business in a variety of ways. From time to time, federal measures are proposed which may significantly affect the insurance business, including limitations on antitrust immunity, tax incentives for lifetime annuity payouts and simplification bills affecting tax-advantaged or tax-exempt savings and retirement vehicles. In addition, various forms of direct federal regulation of insurance have been proposed in recent years. These proposals have included “The Federal Insurance Consumer Protection Act of 2003” and “The State Modernization and Regulatory Transparency Act.” The Federal Insurance Consumer Protection Act of 2003 would have established comprehensive and exclusive federal regulation over all “interstate insurers,” including all life insurers selling in more than one state. This proposed legislation was not enacted. The State Modernization and Regulatory Transparency Act would maintain state-based regulation of insurance but would change the way that states regulate certain aspects of the business of insurance including rates, agent and company licensing, and market conduct examinations. This proposed legislation remains pending. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or, if adopted, such laws may have on our business, financial condition or results of operation.

Several of our subsidiaries, including NFPSI, are registered broker-dealers. The regulation of broker-dealers is performed, to a large extent, by the SEC and self-regulatory organizations, principally the NASD and the national securities exchanges, such as the NYSE. Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales practices, trading practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees. Violations of applicable laws or regulations can result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, and reputational damage. Recently, federal, state and other regulatory authorities have focused on, and continue to devote substantial attention to, the mutual fund and variable annuity industries. It is difficult at this time to predict whether changes resulting from new laws and regulations will affect the industry or our business and, if so, to what degree.

Providing investment advice to clients is also regulated on both the federal and state level. NFPSI and certain of our firms are investment advisers registered with the SEC under the Investment Advisers Act of 1940, as amended, or Investment Advisers Act, and certain of our firms are regulated by state securities regulators under applicable state securities laws. Each firm that is a federally registered investment adviser is regulated and subject to examination by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including disclosure obligations, recordkeeping and reporting requirements, marketing restrictions and general anti-fraud prohibitions. Each firm that is a state-regulated investment adviser is subject to regulation under the laws of the states in which it provides investment advisory services. Violations of applicable federal or state laws or regulations can result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, and reputational damage.

Our revenue and earnings may be more exposed than other financial services firms to the revocation or suspension of the licenses or registrations of our firms’ principals because the revenue and earnings of many of our firms are largely dependent on the individual production of their respective principals for whom designated successors may not be in place.

The geographic concentration of our firms could leave us vulnerable to an economic downturn or regulatory changes in those areas, resulting in a decrease in our revenue.

Our firms located in New York produced approximately 13.5%, 12.2%, 9.2% and 10.0% of our revenue for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively. Our firms located in Florida produced approximately 14.0%, 15.4%, 19.2% and 14.8% of our revenue for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively. Our firms located in California produced approximately 11.9%, 11.3%, 9.6% and 11.3% of our revenue for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively.

Because our business is concentrated in these three states, the occurrence of adverse economic conditions or an adverse regulatory climate in any of these states could negatively affect our financial results more than would be the case if our business were more geographically diversified. A weakening economic environment in any state or region could result in a decrease in employment or wages that may reduce the demand for employee benefit products in that state or region. Reductions in personal income could reduce individuals’ demand for various financial products in that state or region. Between 2000 and 2002, one of our firms involved in employee and executive benefits experienced decline in revenue due to reductions in employment in the financial services sectors in New York.

The loss of key personnel could negatively affect our financial results and impair our ability to implement our business strategy.

Our success substantially depends on our ability to attract and retain key members of our senior management team and the principals of our firms. If we lose one or more of these key employees or principals, our ability to successfully implement our business plan and the value of our common stock could be materially adversely affected. Jessica M. Bibliowicz, the chairman of our board of directors, president and chief executive officer, is particularly important to our company. Although she has an employment agreement, there can be no assurance that she will serve the term of her employment agreement or renew her employment agreement upon expiration. Other than with respect to Ms. Bibliowicz and many of the principals of our firms, we do not maintain key person life insurance policies.

The securities brokerage business has inherent risks.

The securities brokerage and advisory business is, by its nature, subject to numerous and substantial risks, particularly in volatile or illiquid markets, or in markets influenced by sustained periods of low or negative economic growth, including the risk of losses resulting from the ownership of securities, trading, counterparty failure to meet commitments, client fraud, employee processing errors, misconduct and fraud (including unauthorized transactions by registered representatives), failures in connection with the processing of securities transactions and litigation. We cannot be certain that our risk management procedures and internal controls will prevent losses from occurring. A substantial portion of our total revenue is generated by NFPSI, and any losses at NFPSI due to the risks noted above could have a significant effect on our revenue and earnings.

Failure to comply with net capital requirements could subject our wholly owned broker-dealers to suspension or revocation of their licenses by the SEC or expulsion from the NASD.

The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities brokerage firms. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion from the NASD and other regulatory bodies, which ultimately could prevent NFPSI or our other broker-dealers from performing as a broker-dealer. Although our broker-dealers have compliance procedures in place to ensure that the required levels of net capital are maintained, there can be no assurance that our broker-dealers will remain in compliance with the net capital requirements. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit the operations of NFPSI or our other broker-dealers, which could harm our business.

Our business, financial condition and results of operations may be negatively affected by errors and omissions claims.

We have significant insurance agency, brokerage and intermediary operations as well as securities brokerage and investment advisory operations and activities, and are subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions in placing insurance, effecting securities transactions and rendering investment advice. These activities involve substantial amounts of money. Since errors and omissions claims against our firms may allege our liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include, for example, failure, whether negligently or intentionally, to place coverage or effect securities transactions on behalf of clients, to provide insurance carriers with complete and accurate information relating to the risks being insured or to appropriately apply funds that we hold on a fiduciary basis. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

We have errors and omissions insurance coverage to protect us against the risk of liability resulting from alleged and actual errors and omissions by us and our firms. Recently, prices for this insurance have increased and coverage terms have become far more restrictive because of reduced insurer capacity in the marketplace. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Although management does not believe that claims against our firms, either individually or in the aggregate, will materially affect our business, financial condition or results of operations, there can be no assurance that we will successfully dispose of or settle these claims or that insurance coverage will be available or adequate to pay the amounts of any award or settlement.

Our business, financial condition and results of operations may be negatively affected if in the future our insurance proves to be inadequate or unavailable. In addition, errors and omissions claims may harm our reputation or divert management resources away from operating our business.

Because our firms’ clients can withdraw the assets our firms manage on short notice, poor performance of the investment products and services our firms recommend or sell may have a material adverse effect on our business.

Our firms’ investment advisory and administrative contracts with their clients are generally terminable upon 30 days’ notice. These clients can terminate their relationship with our firms, reduce the aggregate amount of assets under management or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates, financial market performance and personal client liquidity needs. Poor performance of the investment products and services that our firms recommend or sell relative to the performance of other products available in the market or the performance of other investment management firms tends to result in the loss of accounts. The decrease in revenue that could result from such an event could have a material adverse effect on our business.

Our results of operations could be adversely affected if we are unable to facilitate smooth succession planning at our firms.

We seek to acquire firms in which the principals are not ready to retire, but instead will be motivated to grow their firm’s earnings and participate in the growth incentives we offer. However, we cannot predict with certainty how long the principals of our firms will continue working. The personal reputation of the principals of our firms and the relationships they have are crucial to success in the independent distribution channel. Upon retirement of a principal, the business of a firm may be adversely affected if that principal’s successor in the firm’s management is not as successful as the original principal. Although we have had few successions to date as a result of our short operating history, succession will be a larger issue for us in the future. We will attempt to facilitate smooth transitions but if we are not successful, our results of operations could be adversely affected.

Government regulation relating to the supplemental executive benefits plans we design and implement could negatively affect our financial results.

In our executive benefits business, we have designed and implemented supplemental executive retirement plans that use split dollar life insurance as a funding source. Split dollar life insurance policies are arrangements in which premiums, ownership rights and death benefits are generally split between an employer and an employee. The employer pays either the entire premium or the portion of each year’s premium that at least equals the increase in cash value of the policy. Split dollar life insurance has traditionally been used because of its federal tax advantages. However, in recent years, the IRS has adopted regulations relating to the tax treatment of some types of these life insurance arrangements, including regulations that treat premiums paid by an employer in connection with split dollar life insurance arrangements as compensation or loans for federal income tax purposes. In addition, the Sarbanes-Oxley Act has affected these arrangements. Specifically, the Sarbanes-Oxley Act includes a provision that prohibits most loans from a public company to its directors or executives. Because a split dollar life insurance arrangement between a public company and its directors or executives is viewed as a personal loan, we have faced a reduction in sales of split dollar life insurance policies to our clients that are subject to the Sarbanes-Oxley Act. Moreover, members of Congress have proposed, from time to time, other laws reducing the tax incentive of, or otherwise affecting, these arrangements. As a result, our supplemental executive retirement plans that use split dollar life insurance have become less attractive to some of our firms’ customers, which could result in lower revenue to us, and, in recent years we have seen a reduction in sales of split dollar life insurance policies to our clients.

Our business is dependent upon information processing systems.

Our ability to provide financial services to clients and to create and maintain comprehensive tracking and reporting of client accounts depends on our capacity to store, retrieve and process data, manage significant databases and expand and periodically upgrade our information processing capabilities. As we continue to grow, we will need to continue to make investments in new and enhanced information systems. Interruption or loss of our information processing capabilities or adverse consequences from implementing new or enhanced systems could have a material adverse effect on our business and the value of our common stock. As our information system providers revise and upgrade their hardware, software and equipment technology, we may encounter difficulties in integrating these new technologies into our business. These new revisions and upgrades may not be appropriate for our business. Although we have experienced no significant breaches of our network security by unauthorized persons, our systems may be subject to infiltration by unauthorized persons. If our systems or facilities were infiltrated and damaged by unauthorized persons, our clients could experience data loss, financial loss and significant business interruption. If that were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

We may overestimate management fees advanced to principals and/or certain entities they own, which may negatively affect our financial condition and results.

We typically advance management fees monthly to principals and/or certain entities they own. We set each principal’s and/or such entity’s management fee amount after estimating how much operating cash flow the firm that the principal and/or such entity manages will produce. If the firm produces less operating cash flow than what we estimated, an overadvance may occur, which may negatively affect our financial condition and results. Further, since contractually we are unable to unilaterally adjust payments to the principals and/or certain entities they own until after a three, six or nine-month calculation period depending on the firms, we may not be able to promptly take corrective measures, such as adjusting the monthly management fee lower or requiring the principal and/or such entity to repay the overadvance within a limited time period. In addition, if a principal and/or certain entities they own fail to repay an overadvance in a timely manner and any security we receive from the principal and/or such entities for the overadvance is insufficient, our financial condition and results may be negatively affected, which could negatively affect our results of operations.

NFPSI relies heavily on Pershing and Fidelity, its clearing firms, and termination of its agreements with the clearing firms could harm its business.

Pursuant to NFPSI’s clearing agreements with Pershing and Fidelity, the clearing firms process all securities transactions for NFPSI’s account and the accounts of its clients. Services of the clearing firms include billing and credit extension and control, receipt, custody and delivery of securities. NFPSI is dependent on the ability of its clearing firms to process securities transactions in an orderly fashion. Clearing agreements with Pershing and Fidelity may be terminated by either party upon 90 days’ prior written notice. If these agreements were terminated, NFPSI’s ability to process securities transactions on behalf of its clients could be adversely affected.

Risks Related to the Offering

The structural subordination of the notes may limit our ability to satisfy our obligations under the notes.

The notes will be our senior unsecured obligations and rank equally with any of our existing or future senior debt and senior to any of our subordinated debt. The notes, however, will be effectively subordinated to our existing or future secured indebtedness to the extent of the value of the collateral. As of September 30, 2006, the aggregate amount of our secured indebtedness was $111.0 million, all of which was indebtedness under our credit facility. The provisions of the indenture, and any supplement thereto, (the “indenture”) governing the notes do not prohibit us from incurring additional secured indebtedness in the future. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to us, the holders of any secured indebtedness will be entitled to proceed directly against the collateral that secures such secured indebtedness. Therefore, such collateral will not be available for satisfaction of any amounts owed under our unsecured indebtedness, including the notes, until such secured indebtedness is satisfied in full.

The notes also will be structurally subordinated to all existing or future unsecured and secured liabilities and preferred equity of our subsidiaries. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to any such subsidiary, we, as a common equity owner of such subsidiary, and, therefore, holders of our debt, including holders of the notes, will be subject to the prior claims of such subsidiary’s creditors, including trade creditors, and preferred equity holders. As of September 30, 2006, the aggregate amount of liabilities of our subsidiaries was $155.3 million, including trade and other payables and excluding intercompany liabilities and our subsidiaries’ guarantees of our obligations under the credit facility (under which $111.0 million was outstanding), and our subsidiaries had no outstanding preferred equity. The provisions of the indenture governing the notes do not prohibit our subsidiaries from incurring additional indebtedness or issuing preferred equity in the future. Our subsidiaries will not guarantee any of our obligations under the notes. In addition, our operations are conducted through our subsidiaries and, therefore, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the notes.

We may not have the cash necessary to settle conversions of the notes or to repurchase the notes following the occurrence of specified corporate transactions.

Upon conversion of the notes, we will be required to pay cash or a combination of cash and common stock based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the relevant 20 VWAP trading day observation period. Subject to certain exceptions, holders of notes also have the right to require us to repurchase the notes for cash upon the occurrence of a designated event (as defined herein). Any of our future debt agreements or securities may contain similar provisions. We may not have sufficient funds to pay any such cash amounts upon conversion, make the required repurchase of the notes at the applicable time and, in such circumstances, may not be able to arrange the necessary financing on favorable terms. In addition, our ability to pay cash upon conversion or make the required repurchase, as the case may be, may be limited by law or the terms of other debt agreements or securities. For example, the credit facility (as defined herein) limits our ability to make certain conversion payments unless we satisfy certain covenants relating to the absence of defaults thereunder and our liquidity. See “Description of Notes—Conversion Rights—Limitations on Conversion Payments” for a description of the circumstances under which the credit facility will permit us to pay the required cash portion of the conversion consideration upon conversion of the notes. Moreover, the credit facility and the indenture governing the notes could be subsequently amended to, and other senior debt instruments that we may enter into in the future could, further limit or restrict our ability to make cash payments upon conversion of the notes. If we are unable to pay such conversion consideration, we could seek consent from our lenders to make such payment. If we are unable to obtain their consent, we could attempt to refinance their debt. If we were unable to obtain a consent or refinance the debt, we would be prohibited from paying the cash portion of the conversion consideration. Our failure to pay such cash portion or make the required repurchase, as the case may be, however, would constitute an event of default under the indenture governing the notes which, in turn, could constitute an event of default under the credit facility or other debt agreements or securities, thereby resulting in their acceleration and required prepayment and further restrict our ability to make such payments and repurchases.

There is currently no trading market for the notes, and an active trading market for the notes may not develop or, if it develops, not be maintained.

The notes will be new securities for which there is currently no existing trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and may discontinue market-making at any time without notice. Accordingly, an active trading market may not develop for the notes and, even if one develops, such market may not be maintained. If an active trading market for the notes does not develop or is not maintained, the market price and liquidity of the notes is likely to be adversely affected and holders may not be able to sell their notes at desired times and prices or at all. If any of the notes are traded after their purchase, they may trade at a discount from their purchase price.

The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our financial condition, results of operations, business, prospects and credit quality relative to our competitors, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in any of these factors, some of which are beyond our control and others of which would not affect debt that is not convertible into capital stock. Historically, the market for convertible debt has been volatile. Market volatility could materially and adversely affect the notes, regardless of our financial condition, results of operations, business, prospects or credit quality.

The notes have a number of features that may adversely affect their value and trading price, including conversion conditions and the lack of financial covenants. Furthermore, even if the conversion conditions are met, since the daily conversion value of the notes is dependent on the daily VWAP price of our common stock (as defined herein), volatile or depressed market prices for our common stock are likely to have a similar effect on the trading prices of the notes. It is impossible to assure holders of the notes that the daily VWAP price of our common stock in the future will not have an adverse effect on the trading prices of the notes.

The price of our common stock may fluctuate significantly.

The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including our inability to acquire suitable acquisition candidates, a decrease in insurance premiums and commission rates, actual or anticipated variations in our quarterly financial results, changes in financial estimates for us by securities analysts and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments. In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using our common stock as consideration.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares at or above the public offering price, or at all. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management’s attention and resources, which could negatively affect our financial results. In addition, if we decide to settle any class action litigation against us, our decision to settle may not necessarily be related to the merits of the claim.

Holders who receive our common stock upon the conversion of their notes will be subject to the risk of volatile and depressed market prices of our common stock. It is impossible to assure converting holders that the market price of our common stock will not fall in the future.

The conditional conversion feature of the notes may prevent the conversion of the notes prior to December 1, 2011.

The notes are convertible prior to the close of business on the second scheduled trading day prior to the maturity date at any time on or after December 1, 2011. Prior to December 1, 2011, the notes are convertible only under the following conditions: (1) during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the price per note for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (2) during any calendar quarter (and only during such quarter) after the calendar quarter ending March 31, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of specified corporate events. See “Description of Notes—Conversion Rights” in this prospectus supplement. If these conditions to conversion are not met, holders of the notes will not be able to convert their notes prior to December 1, 2011 and, therefore, may not be able to receive the value of the consideration into which the notes would otherwise be convertible.

Holders may not receive any of our common stock upon conversion.

Even if the conditions to converting the notes are met, upon the conversion of notes, we are required to pay a cash amount based on a daily conversion value and, only to the extent the daily conversion value exceeds $50 will we pay such excess, at our election, in cash, shares of our common stock or a combination of cash and shares of our common stock. Therefore, holders may not be able to obtain any benefits of future ownership of our common stock upon any conversion in which the daily conversion value for each VWAP trading day (as defined herein) of the 20 VWAP trading day observation period is less than $50, or if we elect to deliver any excess of the daily conversion value over the principal portion for such VWAP trading day in cash, and any holders who hedge the notes would be required to incur the related transaction costs to purchase our common stock with the cash consideration received upon such conversion, including common stock that such holders may require in order to cover short positions.

The additional shares by which the conversion rate will be increased for notes converted in connection with certain fundamental change transactions may not adequately compensate holders for the lost option time value of their notes as a result of any such fundamental change.

If certain transactions that constitute a fundamental change occur, under certain circumstances, and subject to certain limitations, we will increase the conversion rate by a number of additional shares of our common stock. This increased conversion rate will apply only to holders who convert their notes in connection with any such transaction. The number of the additional shares of our common stock will be determined based on the date on which the transaction becomes effective and the price paid per share of our common stock in such transaction, as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Fundamental Change” in this prospectus supplement. While the number of additional shares of common stock is designed to compensate holders for the lost option time value of the notes as a result of such transaction, the amount of such additional shares is only an approximation of such lost value and may not adequately compensate holders for such loss. In addition, notwithstanding the foregoing, if the price paid per share of our common stock in the transaction is less than $             or in excess of $            , the conversion rate will not be increased. In no event will the number of shares of our common stock issuable upon the conversion of the notes exceed              per $1,000 principal amount of notes, subject to adjustment under certain circumstances, regardless of when the transaction becomes effective or the price paid per share of our common stock in the transaction.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, certain dividends on our common stock, the issuance of certain rights, options or warrants to holders of our common stock, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain tender or exchange offers, as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in this prospectus supplement. The conversion rate will not be adjusted for other events, such as a payment of certain dividends on our common stock or an issuance of our common stock for cash, that may adversely affect the trading price of the notes and our common stock. There can be no assurance that an event will not occur that is adverse to the interests of the holders of the notes and their value, but does not result in an adjustment to the conversion rate.

Holders of the notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to them.

Holders of the notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but holders of the notes will be subject to all changes affecting our common stock. Holders of the notes will be entitled to the rights afforded our common stock only if and when our common stock is delivered to them upon the conversion of their notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to a holder’s receipt of our common stock upon the conversion of their notes, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our common stock.

The definition of a designated event requiring us to repurchase the notes is limited and therefore the market price of the notes may decline if we enter into a transaction that is not a designated event under the supplemental indenture.

The term “designated event” is limited to specified corporate transactions and may not include other events that might adversely affect our financial condition. The occurrence of certain designated events will be an Event of Default under the credit facility. In addition, the requirement that we offer to repurchase the notes upon a designated event may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Upon conversion of their notes, holders may receive less consideration than expected because the value of our common stock may decline between the day that the conversion right is exercised, the days on which the conversion value is determined and the day the consideration is delivered to holders.

The value of consideration that holders will receive upon conversion of their notes will be determined on the basis of the daily VWAP prices of our common stock on the New York Stock Exchange for each VWAP trading day of the relevant 20 VWAP trading day observation period beginning, subject to certain exceptions, on the third VWAP trading day following the date the notes are tendered for conversion. In addition, we will not deliver such consideration, which at our election may consist of shares of our common stock, until the third VWAP trading day immediately following the last VWAP trading day of the related observation period. Accordingly, if the price of our common stock decreases after the conversion right is exercised, the value of consideration received by holders upon conversion will be adversely affected.

The net share settlement feature of the notes may have adverse consequences.

The net share settlement feature of the notes, as described under “Description of Notes—Conversion Settlement” in this prospectus supplement, may:

•	result in holders receiving no shares of our common stock upon conversion or fewer shares of our common stock relative to the conversion value of the notes;

•	reduce our liquidity because we will be required to pay the principal portion in cash;

•	delay holders’ receipt of the proceeds upon conversion; and

•	subject holders to market risk before receiving any shares upon conversion.

The issuance of additional stock in connection with acquisitions or otherwise will dilute all other stockholdings and could affect the price of our common stock and, therefore, the price of the notes.

After this offering and the concurrent transactions, we will have an aggregate of 125,485,801 shares of common stock authorized but unissued and not reserved for issuance under our option and compensation plans. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to actively pursue acquisitions of other financial services firms and intend to issue shares of common stock in connection with these acquisitions. Any shares issued in connection with our acquisitions, the exercise of stock options, restricted stock units or otherwise would dilute the notional percentage ownership held by the investors who purchase our notes in this offering. In addition, we may issue a substantial number of shares of our common stock upon conversion of the notes.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.

Sales by us or our stockholders of a substantial number of shares of our common stock in the public markets following this offering and the concurrent transactions, or the perception that these sales might occur, could cause the market price of our common stock and the value of the notes to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity or equity-related securities. We, our directors, officers and certain stockholders who are a party to our second amended and restated stockholders agreement and/or a subsequent lock-up agreement, who we refer to as covered stockholders, will agree, with limited exceptions, for a period of 90 days after the date of this prospectus, that we and they will not, without the prior written consent of the representatives on behalf of the underwriters, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the exercise of options or for other reasons. No prediction can be made as to the effect, if any, that future sales or issuance of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance, will have on the trading price of our common stock or the value of the notes.

Conversion of the notes may dilute the ownership interest of existing shareholders, including holders who had previously converted their notes.

To the extent we issue any shares of our common stock upon conversion of the notes, the conversion of some or all of the notes will dilute the ownership interests of existing shareholders, including holders who have received shares of our common stock upon prior conversion of the notes. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

Provisions of Delaware law, our stockholders agreement and our convertible notes could result in our current management becoming entrenched and therefore could delay or prevent a change in control of our company, which could adversely impact the value of our common stock.

Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. This provision in Delaware law could result in our current management becoming entrenched and therefore delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

In addition, the repurchase rights in the notes triggered by the occurrence of a designated event, as described under the heading “Description of Notes—Designated Event Permits Holders to Require Us to Repurchase Notes,” the additional shares of our common stock by which the conversion rate is increased in connection with certain fundamental change transactions, as described under the heading “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Fundamental Change,” could discourage a potential acquiror.

The notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock could be harmed.

The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.

In connection with the offering of the notes, we intend to enter into a convertible note hedge transaction with one or more of the underwriters (and/or one or more of its/their affiliates) (the “counterparty”). This transaction is expected to reduce the potential equity dilution upon conversion of the notes. The warrant transaction could have a dilutive effect on our earnings per share to the extent that the price of our common stock during the measurement period at maturity of the warrant exceeds the strike price of the warrant. We also intend to enter into a warrant transaction with the counterparty.

We expect to use approximately $             of the net proceeds of this offering to pay the net cost of the convertible note hedge and warrant transactions. If the underwriters exercise their overallotment option to purchase additional notes, we expect to use a portion of the net proceeds from the sale of the additional notes to enter into an additional convertible note hedge transaction. In such event, we would also expect to enter into an additional warrant transaction. These transactions will be accounted for as adjustments to our stockholders’ equity. See “Description of Convertible Note Hedge and Warrant Transactions”.

In connection with establishing its initial hedge of these transactions, the counterparty or its affiliates may enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or following the pricing of the notes. In addition, the counterparty or its affiliates may modify their hedge positions following the pricing of the notes from time to time prior to conversion or maturity of the notes including by entering into or unwinding various derivative transactions with respect to our common stock or by purchasing or selling our common stock in secondary market transactions (including during any observation period related to a conversion of the notes), which could adversely affect the value of our common stock and, as a result, the value of the notes or could have the effect of increasing or preventing a decline in the value of our common stock.

The potential effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the value of the consideration and the number of shares, if any, that you would receive upon the conversion of the notes and, under certain circumstances, your ability to convert the notes.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the notes or the shares of our common stock. In addition, we do not make any representation that the counterparty (and/or its affiliates) will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. See “Underwriting—Convertible Note Hedge and Warrant Transactions”.

You may be subject to U.S. federal income or withholding taxes if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.

We will adjust the conversion rate of the notes for stock splits and combinations, stock dividends, cash dividends and certain other events that affect our capital structure. See “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” If we adjust the conversion rate, you may be treated as having received a constructive distribution from us, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. In addition, Non-U.S. Holders of the notes may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Certain United States Federal Income Tax Considerations—U.S. Holders—Constructive Dividends” and “Certain United States Federal Income Tax Considerations—Non-U.S. Holders—Notes.”

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are forward-looking statements. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “anticipate,” “expect,” “intend,” “plan,” “believe,” “estimate,” “may,” “will,” “continue” and similar expressions of a future or forward-looking nature. Forward looking statements may include discussions concerning revenue, expenses, earnings, cash flow, dividends, capital structure, credit facilities, market and industry conditions, premium and commission rates, interest rates, contingencies, the direction or outcome of regulatory investigations and litigation, income taxes and our operations.

These forward-looking statements are based on management’s current views with respect to future results, and are subject to risks and uncertainties. Forward-looking statements are based on beliefs and assumptions made by management using currently available information, such as market and industry materials, experts’ reports and opinions, and trends. These statements are only predictions and are not guarantees of future performance. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by a forward-looking statement. These factors include, without limitation:

•	our success in acquiring high-quality independent financial services distribution firms;

•	the performance of our firms following acquisition;

•	competition in the business of providing financial services to the high net worth and entrepreneurial corporate markets;

•	our ability, through our operating structure, to respond quickly to operational or financial situations and to grow our business;

•	our ability to effectively manage our business through the principals of our firms;

•	changes in tax laws, including the elimination or modification of the federal estate tax and any change in the tax treatment of life insurance products;

•	changes in the pricing, design or underwriting of insurance products;

•	changes in premiums and commission rates;

•	adverse developments in the insurance markets in which we operate, resulting in fewer sales of insurance-related products;

•	adverse results or other consequences from litigation, arbitration or regulatory investigations, including those related to compensation agreements with insurance companies and activities within the life settlements industry;

•	uncertainty in the insurance and life settlements industries arising from investigations into certain business practices by various governmental authorities and related litigation;

•	the reduction of our revenue and earnings due to the elimination or modification of compensation arrangements, including contingent compensation arrangements;

•	changes in interest rates or general economic conditions;

•	the impact of legislation or regulations in jurisdictions in which our subsidiaries operate, including the possible adoption of comprehensive and exclusive federal regulation over all interstate insurers;

•	adverse results or other consequences from higher than anticipated compliance costs, including those related to expenses arising from internal reviews of business practices and regulatory investigations;

•	the occurrence of adverse economic conditions or an adverse regulatory climate in New York, Florida or California;

•	the loss of services of key members of senior management;

•	the availability or adequacy of errors and omissions insurance or other types of insurance coverage protection; and

•	our ability to facilitate smooth succession planning at our firms.

Additional factors are set forth in our filings with the SEC and in this prospectus supplement.

Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriters’ discounts and commissions and estimated offering expenses of approximately $380,000, will be approximately $             (or approximately $             if the underwriters exercise their overallotment option in full).

We intend to apply the net proceeds from this offering to the following uses:

•	approximately $ million (or $ million if the underwriters exercise their overallotment option in full) to pay the net cost of the convertible note hedge and warrant transactions;

•	approximately $ million to repurchase 2,000,000 shares (or $ million to repurchase 2,300,000 shares if the underwriters exercise their option to purchase additional shares in full in the secondary offering) of our common stock from Apollo in the privately negotiated transaction described under “Summary—Concurrent Transactions;” and

•	the balance of proceeds to repay a portion of outstanding amounts of principal and interest under our credit facility.

During 2006, we entered into our current $212.5 million credit facility. This credit facility replaced our previous $175.0 million credit facility. The indebtedness under our credit facility matures on August 22, 2011 and the combined weighted average interest rate for both credit facilities was 6.71% for the nine months ended September 30, 2006. The net proceeds of our credit facility, entered into on August 22, 2006, were used to pay all amounts outstanding under the previous credit facility.

Affiliates of one or more of the underwriters in this offering are lenders under our credit facility and will receive a portion of the net proceeds from this offering that are applied to repay borrowings under our credit facility. One or more of the underwriters and/or their affiliates will be the counterparties in the convertible note hedge transactions and will receive the portion of the net proceeds from this offering applied to those transactions. See “Underwriting.”

PRICE RANGE OF COMMON STOCK

Our shares of common stock have been traded on the NYSE under the symbol “NFP” since our initial public offering in September 2003. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low intraday prices of our common stock for the periods indicated as reported on the NYSE.

Period	High	Low
2003
Third Quarter (beginning September 18)..	$28.10	$25.70
Fourth Quarter	28.17	24.71
2004
First Quarter	33.99	27.14
Second Quarter	36.27	29.12
Third Quarter	37.37	31.45
Fourth Quarter	39.44	22.47
2005
First Quarter	42.88	34.94
Second Quarter	43.90	36.20
Third Quarter	46.45	38.15
Fourth Quarter	53.69	41.45
2006
First Quarter	59.61	49.08
Second Quarter	58.09	38.87
Third Quarter	45.63	34.20
Fourth Quarter	47.87	37.09
2007
First Quarter (through January 12, 2007)	46.02	43.27

On January 12, 2007, the last quoted price per share of our common stock on the NYSE was $44.61. As of January 12, 2007, we had approximately 603 stockholders of record and approximately 21,108 beneficial holders of our common stock.

DIVIDEND POLICY

We paid a quarterly cash dividend of $0.18 per share of common stock on January 8, 2007, $0.15 per share of common stock on October 6, July 7, April 7 and January 6 in 2006, of $0.12 per share on October 7, July 7, April 7 and January 7 in 2005, and of $0.10 per share on October 7, July 7, April 7 and January 7 in 2004. We intend to continue to pay quarterly cash dividends on our common stock. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2006:

•	on an actual basis, and

•	on an as adjusted basis to give effect to the following transactions, as if each such transaction had occurred on September 30, 2006:

•	our receipt of proceeds, net of underwriting discounts and commissions and $380,000 of estimated fees and expenses, in the amount of $ million, from this offering of convertible notes in a principal amount of $200 million and the use of these net proceeds, including:

•	the repayment of a portion of outstanding amounts of principal and interest under our credit facility in an amount of $ ;

•	the payment of the net cost to us of the convertible note hedge and warrant transactions; and

•	the use of $ million for our repurchase of 2,000,000 shares of common stock from Apollo in a privately negotiated transaction, which sale will close on the same date as the settlement date of this offering. See “Summary—Concurrent Transactions.”

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in each of our annual report on Form 10-K/A for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the three and nine months ended September 30, 2006, each of which is incorporated by reference in this prospectus supplement.

	As of September 30, 2006
	Actual	As Adjusted(1)
	(in thousands, except per share data)
Cash and cash equivalents	$115,146

Borrowings(2)	111,000
Convertible senior notes	—
Stockholders’ equity:
Preferred stock, $0.01 par value: 200,000 shares authorized; none issued	—
Common stock, $0.10 par value: Authorized 180,000 shares; 39,932 issued and 38,430 outstanding	3,987
Additional paid-in capital	694,761
Retained earnings	90,397
Treasury stock, 1,438 shares, at cost	(36,943)
Total stockholders’ equity	752,202

Total capitalization	$863,202

(1)	Assumes no exercise by the underwriters of their overallotment option in the secondary offering, no additional repurchase of shares from Apollo in connection with an exercise of the underwriters’ overallotment option in the secondary offering and no exercise by us of our option to enter into additional hedge and warrant transactions, should the underwriters exercise their overallotment option.
(2)	Our borrowings are made under a bank line that is structured as a revolving credit facility and is due on August 22, 2011.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to combined fixed charges for the periods indicated.

Nine months ended September 30, 2006	Year ended December 31,
	2005	2004	2003	2002	2001
9.19x	12.19x	16.95x	9.48x	6.28x	—

For the purpose of computing the ratio of earnings to combined fixed charges, earnings consist of:

•	pre-tax income from continuing operations; plus

•	fixed charges.

Combined fixed charges consist of:

•	interest (whether expensed or capitalized) on our bank loan; plus

•	amortization of expenses related to our bank loan; plus

•	the portion of rental expense which we estimate to be representative of the interest factors in our leases.

Our ratio of earnings to combined fixed charges, on a pro forma basis to give effect to our issuance of convertible notes as of January 1, 2006, would be     x for the nine months ended September 30, 2006. Our ratio of earnings to combined fixed charges, on a pro forma basis to give effect to our issuance of convertible notes as of January 1, 2005, would be     x for the year ended December 31, 2005.

DESCRIPTION OF NOTES

We will issue the notes under the indenture dated as of January     , 2007 and first supplemental indenture to be dated as of January     , 2007 (collectively the “indenture”) between us and Wells Fargo Bank, National Association, as trustee (the “trustee”). The terms of the notes include those expressly set forth in the indenture, the notes and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. You may request a copy of the indenture from us. A copy of the indenture will be available as described under the heading “Where You Can Find More Information” in this prospectus supplement. For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to National Financial Partners Corp. and not to its subsidiaries.

General

The notes:

•	will be

•	our general unsecured obligations;

•	equal in right of payment with any of our other senior unsecured indebtedness;

•	senior in right of payment to any indebtedness that is contractually subordinated to the notes;

•	structurally subordinated to the claims of our subsidiaries’ creditors, including trade creditors;

•	effectively subordinated to all of our existing or future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	limited to an aggregate principal amount of $200,000,000 (or $230,000,000 if the underwriters exercise their overallotment option to purchase additional notes in full) except as set forth below;

•	will mature on February 1, 2012 (the “maturity date”), unless earlier converted or repurchased;

•	will be issued in denominations of $1,000 and integral multiples of $1,000; and

•	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form.

As of September 30, 2006, we had:

•	no senior unsecured indebtedness outstanding;

•	$111 million of senior secured indebtedness outstanding senior in right of payment to the notes to the extent of the value of the collateral securing such indebtedness, consisting entirely of outstanding indebtedness under our credit facility; and

•	no subordinated indebtedness.

Our subsidiaries had $155.3 million in outstanding liabilities, including trade and other payables and excluding intercompany indebtedness and our subsidiaries’ guarantees of our obligations under the credit facility (under which $111.0 million was outstanding). The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. Our subsidiaries will not guarantee any of our obligations under the notes. Our operations are conducted through our subsidiaries and, therefore, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the notes. See “Risk Factors—Risks Related to the Offering—The structural subordination of the notes may limit our ability to satisfy our obligations under the notes.”

Subject to the satisfaction of certain conditions and during the periods described below, the notes may be converted initially at a conversion rate of              shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $             per share of common stock). The conversion rate is subject to adjustment if certain events occur. We will settle conversions of all notes validly tendered for conversion, at our election, in cash or a combination of cash and shares of our common stock based upon a daily conversion value calculated on a proportionate basis for each VWAP trading day of the relevant 20 VWAP trading-day observation period as described below. You will not receive any separate cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances described below.

We use the term “note” in this prospectus supplement to refer to each $1,000 principal amount of notes.

We may, without the consent of the holders, reopen the notes and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

The registered holder of a note will be treated as the owner of it for all purposes.

Other than the restrictions described under “—Conversion Rights—Designated Event Permits Holders to Require Us to Repurchase Notes” and “—Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “—Conversion Rights—Conversion upon Specified Corporate Transactions” and “—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders. See “Risk Factors—Risks Related to the Offering.”

Payments on the Notes; Paying Agent and Registrar

We will pay the principal of certificated notes at the office or agency designated by us. We have initially designated a corporate trust office of the trustee as our paying agent and registrar as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $1.0 million or less, by check mailed to the holders of such notes and (ii) to holders having an aggregate principal amount of more than $1.0 million, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

We will pay the principal of, and interest on notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global notes.

Transfer and Exchange

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note selected or surrendered for conversion.

Interest

The notes will bear interest at a rate of         % per year from January     , 2007, or from the most recent date to which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on February 1 and August 1 of each year, beginning August 1, 2007.

Interest will be paid to the person in whose name a note is registered at the close of business on January 15 or July 15, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

No sinking fund is provided for the notes.

Conversion Rights

General

Upon the occurrence of any of the conditions described under the headings “—Conversion Upon Satisfaction of Trading Price Condition,” “—Conversion Based on Common Stock Price” and “—Conversion upon Specified Corporate Transactions,” holders may convert their notes initially at an initial conversion rate of              shares of common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $             per share of common stock, at any time prior to the close of business on the scheduled trading day immediately preceding December 1, 2011. On and after December 1, 2011, holders may convert their notes at the conversion rate regardless of the conditions described under the headings “—Conversion Upon Satisfaction of Trading Price Condition,” “—Conversion Based on Common Stock Price” and “—Conversion upon Specified Corporate Transactions” at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of February 1, 2012.

“Scheduled trading day” means a day that is scheduled to be a trading day on the principal U.S. national securities exchange or market on which our common stock is listed or admitted for trading.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest unless such conversion occurs between a regular record date and the interest payment date to which it relates. Our settlement of conversions as described below under “—Payment upon Conversion” will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest to, but not including, the conversion date.

As a result, accrued and unpaid interest to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes surrendered for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date must be accompanied by funds equal to the amount of interest payable on the notes so converted, except that no such payment need be made:

•	if we have specified a “designated event repurchase date” (as defined below) that is after a record date and on or prior to the corresponding interest payment date;

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such notes; or

•	in respect of any conversions that occur after the record date immediately preceding the maturity date.

Upon conversion of the notes, we will pay an amount in cash equal to the “principal portion” (as defined below) of the conversion value of the notes converted for each VWAP trading day during the specified 20 VWAP trading-day observation period following conversion. If the conversion value exceeds the principal portion of the notes converted on any VWAP trading day during the specified 20 VWAP trading-day observation period following conversion, we will also deliver at our election, cash, shares of our common stock or a combination of cash and shares of our common stock in an amount equal to the excess of the conversion value over the principal portion of the notes converted. See “—Payment upon Conversion.” The credit facility restricts our ability to pay the principal portion of the notes (and any excess above such principal portion) in cash in certain circumstances, as described in “—Limitations on Conversion Payments” below, and we may enter into other such agreements in the future which may further limit or prohibit our ability to make any such payment. Our failure to pay the principal portion of the notes when converted would result in an event of default with respect to the notes. See “Risk Factors—Risks Related to the Offering.”

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion upon Satisfaction of Trading Price Condition

Prior to December 1, 2011, a holder may surrender notes for conversion during the five business day period after any five consecutive trading-day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of the notes for each day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the notes for such date, subject to compliance with the procedures and conditions described below concerning the trustee’s obligation to make a trading price determination.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include any or all of the underwriters; but if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids will be used, and if only one such bid can reasonably be obtained by the trustee, that one bid will be used. If the trustee cannot reasonably obtain at least one bid for $2.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the conversion rate. Any such determination will be conclusive absent manifest error.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee will have no obligation to determine the trading price of the notes unless we have requested such determination; and we will have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of the notes would be less than 98% of the product of the last reported sale price of our common stock and the conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the conversion rate. If we do not, when we are obligated to, make a request to the trustee to determine the trading price of the notes, or if we make such request to the trustee and the trustee does not make such determination, then the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the conversion rate.

If the trading price condition has been met, we will so notify the holders of the notes. If, at any time after the trading price condition has been met, the trading price per $1,000 principal amount of the notes is greater than 98% of the product of the last reported sale price of our common stock and the conversion rate for such date, we will so notify the holders of the notes.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the last bid and ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded. If our common stock is not listed for trading on a United States national or regional securities exchange on the relevant date, the “last reported sale price” will be the average of the last quoted bid and ask prices for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms, which may include any or all of the underwriters, selected by us for this purpose. Any such determination will be conclusive absent manifest error.

“Trading day” means a day during which (i) trading in our common stock generally occurs and (ii) there is no “market disruption event” (as defined below).

“Market disruption event” means the occurrence or existence on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock, and such suspension or limitation occurs or exists at any time within the 30 minutes prior to the closing time of the relevant exchange on such day.

Conversion Based On Common Stock Price

Prior to December 1, 2011, a holder may surrender its notes for conversion during any calendar quarter after the calendar quarter ending March 31, 2007 (and only during such calendar quarter), if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect for the notes on the last trading day of the immediately preceding calendar quarter.

Conversion upon Specified Corporate Transactions

If we elect to:

•	distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 45 days after the record date for the distribution to subscribe for or purchase shares of our common stock at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•	distribute to all or substantially all holders of our common stock our assets (including cash), debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the notes at least 25 scheduled trading days prior to the ex-date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-date for such distribution or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The “ex-date” means the first date on which the shares of our common stock trade on the relevant exchange or in the relevant market, regular way, without the right to receive the issuance or distribution in question. Holders of the notes may not exercise this right if they may participate (as a result of holding the notes, and at the same time as common stock holders participate) in any of the transactions described above as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.

In addition, if we are party to any transaction or event that constitutes a “designated event” (as defined below) we will notify holders of the occurrence of any such designated event and issue a press release no later than 20 scheduled trading days prior to the anticipated effective date of such designated event. Once we have given such notice, a holder may surrender notes for conversion at any time from and after the 15th scheduled trading day prior to the anticipated effective date of such designated event until (i) the designated event repurchase date corresponding to such designated event or (ii) if there is no such designated event repurchase date, 30 trading days following the effective date of such designated event. As a result, the 20 VWAP trading-day observation period relating to any such conversion will include, or follow, the anticipated effective date of such designated event. In addition, if such designated event constitutes a fundamental change, a holder may be entitled to receive additional shares of our common stock upon any conversion as described below under “—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.”

You will also have the right to convert your notes if we are a party to a combination, merger, binding share exchange or sale or conveyance of all or substantially all of our property and assets, in each case pursuant to which our common stock would be converted into cash, securities and/or other property that does not also constitute a designated event. In such event, you will have the right to convert your notes at any time beginning 15 scheduled trading days prior to the date that is the anticipated effective date of such transaction and ending on the 25th trading day following the effective date of such transaction. We will notify holders at least 20 scheduled trading days prior to the anticipated effective date of such transaction.

Limitations on Conversion Payments

Notwithstanding the foregoing, our ability to pay cash upon conversion of the notes will be subject to the limitations imposed by the credit agreement dated as of August 22, 2006 by and among us, the financial institution lender parties thereto and Bank of America, N.A. as administrative agent for such financial institution lender parties, as amended from time to time (the “credit facility”) and by any limitations in any other credit facilities or indebtedness that we may incur in the future. For example, the credit facility does not permit us to pay cash upon any conversion of the notes unless:

•	no default or event of default exists with respect to the credit facility prior to, or after giving effect to, such conversion payments;

•	with respect to conversions pursuant to “—Conversion upon Satisfaction of Trading Price Condition,” after giving effect to the cash portion of such conversion payments, (i) the aggregate amount of all such cash conversion payments paid on or after January 23, 2007 with respect to such conversions does not exceed $20,000,000 or (ii) we have no less than $50,000,000 in “minimum liquidity” (as defined below) determined on a consolidated basis, after giving effect to such cash conversion payments; and

•	with respect to conversions in connection with a “termination of trading” pursuant to “—Conversion upon Specified Corporate Transactions,” after giving effect to the cash portion of such conversion payments, (i) the aggregate amount of all such cash conversion payments paid on or after January 23, 2007 with respect to such conversions does not exceed $20,000,000 or (ii) we have no less than $50,000,000 in minimum liquidity determined on a consolidated basis, after giving effect to such cash conversion payments.

See “Risk Factors—Risks Relating to the Offering—We may not have the cash necessary to settle conversions of the notes or to repurchase the notes following the occurrence of specified corporate transactions.”

“Minimum liquidity” means, as at any date of determination thereof, the sum of unrestricted cash, cash equivalents and the aggregate amount available for borrowing under the aggregate revolving commitments available under the credit facility.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with these requirements is the “conversion date” under the indenture.

If a holder has already delivered a repurchase notice as described under “—Designated Event Permits Holders to Require Us to Repurchase Notes” with respect to a note, such holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Payment upon Conversion

Upon conversion of the notes, we will pay an amount in cash equal to the principal portion of the notes converted, calculated as described below. If the daily conversion value exceeds the principal portion of the converted notes on any VWAP trading day during the observation period, in addition to paying the principal portion of the converted notes for such VWAP trading day, we will also deliver, at our election, cash, shares of our common stock or a combination of cash and shares of our common stock in amount equal to the excess of the daily conversion value over the principal portion of the converted notes for such VWAP trading day, all calculated as described below. We will settle each $1,000 principal amount of notes being converted by delivering, on the third VWAP trading day immediately following the last day of the related observation period, cash and shares of our common stock, if any, equal to the sum of the “daily settlement amounts” (as defined below) for each of the 20 VWAP trading days during the related observation period.

The “observation period” with respect to any note means:

•	with respect to any conversion date occurring during the period beginning on the 25th scheduled trading day prior to the maturity date of the notes, the 20 consecutive VWAP trading-day period beginning on, and including, the 22nd scheduled trading day prior to the maturity date (or if such day is not a VWAP trading day, the next succeeding VWAP trading day); and

•	in all other instances, the 20 consecutive VWAP trading-day period beginning on and including the third VWAP trading day after the conversion date.

The “daily settlement amount” for each of the 20 VWAP trading days during the observation period shall consist of:

•	cash equal to the lesser of (x) $50 and (y) the daily conversion value relating to such VWAP trading day (the amount determined pursuant to this clause being the “principal portion”); and

•	if such daily conversion value exceeds $50, either (i) a number of shares (the “maximum deliverable shares”) equal to (A) the difference between such daily conversion value and $50, divided by (B) the daily VWAP of our common stock for such VWAP trading day, (ii) cash equal to the difference between such daily conversion value of $50 or (iii) any combination elected by us of shares and cash in an amount equal to such excess of the daily conversion value over $50.

If we elect to pay cash in lieu of delivering all or a portion of the maximum deliverable shares, we will notify you through the trustee of the percentage of each share issuable upon conversion that will be paid in cash in lieu of our common stock (the “cash percentage”) at any time on or before the close of business on the VWAP trading day following our receipt of your notice of conversion. If we choose to settle all or any portion of the maximum deliverable shares in cash in connection with conversions of the notes within 25 scheduled trading days prior to the maturity date, we will send, on the 25th scheduled trading day prior to the maturity date, a single notice for all such conversions to the trustee with respect to the cash percentage that will be paid in lieu of our common stock.

The “daily conversion value” means for each of the 20 consecutive VWAP trading days during the observation period, 1/20 of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock, or the consideration into which our common stock has been converted in connection with certain corporate transactions, on such VWAP trading day. Any determination of the daily conversion value by us will be conclusive absent manifest error.

The “daily VWAP” for our common stock means, for each of the 20 consecutive VWAP trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page NFP.N <equity> AQR in respect of the period from the scheduled open of trading on the principal trading market for our common stock to the scheduled close of trading on such market on such VWAP trading day, or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such VWAP trading day as our board of directors determines in good faith using a volume-weighted method.

“VWAP trading day” means a day during which (i) trading in our common stock generally occurs on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading and (ii) there is no VWAP market disruption event. If our common stock is not so listed or traded, then “VWAP trading day” means a business day.

“VWAP market disruption event” means (i) a failure by the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any scheduled trading day for our common stock for an aggregate one half-hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock.

We will deliver cash in lieu of any fractional shares of common stock issuable in connection with payment of the amounts above based on the daily VWAP of our common stock on the last day of the applicable observation period.

The indenture requires us to pay the principal portion of the conversion consideration of the notes in cash, and we may be required to repurchase the notes for cash at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, upon the occurrence of a “designated event” (as defined below). The credit facility restricts our ability to pay the principal portion of the notes (and any excess above such principal portion) in cash in certain circumstances, as described in “—Limitations on Conversion Payments”, and we may enter into other such agreements in the future which may further limit or prohibit our ability to make any such payment. Our failure to pay the principal portion of the notes when converted would result in an event of default with respect to the notes. See “Risk Factors—Risks Related to the Offering.”

Exchange in Lieu of Conversion

When a holder surrenders its notes for conversion, we may direct the conversion agent to surrender, on or prior to the commencement of the observation period, such notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to deliver, in exchange for such notes, the cash or combination of cash and shares of our common stock, equal to the consideration due upon conversion, all as provided above under “—Payment upon Conversion,” at the sole option of the designated financial institution and as is designated to the conversion agent by us. By the close of business on the scheduled trading day immediately preceding the start of the observation period, we will notify the holder surrendering its notes for conversion that we have directed the designated financial institution to make an exchange in lieu of conversion and such financial institution will be required to notify the conversion agent whether it will deliver, upon exchange, all cash or a combination of cash and shares of common stock.

If the designated institution accepts any such notes, it will deliver cash and, if applicable, the appropriate number of shares of our common stock to the conversion agent and the conversion agent will deliver the cash and those shares to you. Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related consideration, or if such designated financial institution does not accept the notes for exchange, we will, no later than the third VWAP trading day immediately following the last VWAP trading day of the related observation period, convert the notes into cash and shares, if any, of our common stock, as described herein under “—Payment Upon Conversion.”

Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes. We will not pay any consideration to, or otherwise enter into any agreement with, the designated institution for or with respect to such designation.

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate (as a result of holding the notes, and at the same time as common stockholders participate) in any of the transactions described below as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.

Adjustment Events.

(1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR´ = CRo x	OS´
OSo

where,

CRo = the conversion rate in effect immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

CR´ = the conversion rate in effect immediately after the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

OSo = the number of shares of our common stock outstanding immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be; and

OS´ = the number of shares of our common stock that will be outstanding immediately after giving effect to such dividend or distribution or immediately after the effective date of such share split or combination, as the case may be.

(2) If we distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 45 days after the record date for such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of such distribution, the conversion rate will be adjusted based on the following formula; provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration:

CR´ = CRo x	OSo + X
OSo + Y

where,

CRo = the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR´ = the conversion rate in effect immediately after the “ex-date” for such distribution;

OSo = the number of shares of our common stock outstanding immediately prior to the “ex-date” for such distribution;

X = the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the “ex-date” for such distribution.

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs described below in this paragraph (3);

then the conversion rate will be adjusted based on the following formula:

CR´ = CRo x	SPo
SPo – FMV

where,

CRo = the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR´ = the conversion rate in effect immediately after the “ex-date” for such distribution;

SPo = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the “ex-date” for such distribution; and

FMV = the fair market value as determined by our board of directors of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the “ex-date” for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the 10th trading day immediately following, and including, the effective date of the spin-off will be increased based on the following formula:

CR´ = CRo x	FMVo + MPo
MPo

where,

CRo = the conversion rate in effect immediately prior to the 10th trading day immediately following the effective date of the spin-off;

CR´ = the conversion rate in effect immediately after the 10th trading day immediately following the effective date of the spin-off;

FMVo = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading-day period immediately following, and including, the effective date of the spin-off; and

MPo = the average of the last reported sale prices of our common stock over the first 10 consecutive trading-day period immediately following, and including, the effective date of the spin-off.

The adjustment to the conversion rate under the preceding paragraph will occur on the 10th trading day from, and including, the effective date of the spin-off; provided that in respect of any conversion within the 10 trading days immediately following, and including, the effective date of any spin-off, references with respect to the spin-off to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the conversion date in determining the applicable conversion rate; provided further that in respect of any conversion within the first four trading days following the effective date of such spin-off (if such trading days are also VWAP trading days), references to 10 trading days shall be deemed replaced with four trading days.

(4) If we pay any cash dividends or distributions to all or substantially all holders of our common stock (excluding the first dividend or distribution with an “ex-date” in any calendar quarter if such dividend or distribution does not exceed $0.18 per share, the “dividend threshold amount;” provided that the dividend threshold amount is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate, except that no adjustment will be made to the dividend threshold amount on account of any adjustment made to the conversion rate pursuant to this clause (4); provided further that if such dividend or distribution is not the first dividend or distribution during any calendar quarter, the dividend threshold amount will be deemed to be zero), the conversion rate will be adjusted based on the following formula:

CR´ = CRo x	SPo – QD
SPo - C

where,

CRo = the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR´ = the conversion rate in effect immediately after the “ex-date” for such distribution;

SPo = the last reported sale price of our common stock on the trading day immediately preceding the “ex-date” for such distribution;

QD = the dividend threshold amount; and

C = the amount in cash per share we distribute to holders of our common stock.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR´ = CRo x	AC + (SP´ x OS´)
OSo x SP´

where,

CRo = the conversion rate in effect on the date such tender or exchange offer expires;

CR´ = the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration as determined by our board of directors paid or payable for shares purchased in such tender or exchange offer;

OSo = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS´ = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and

SP´ = the last reported sale price of our common stock on the trading day next succeeding the date such tender or exchange offer expires.

If the application of any of the foregoing formulas (other than in connection with a share combination) would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.

Events that Will not Result in Adjustments.    The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of our common stock; or

•	for accrued and unpaid interest.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment to the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, (i) annually, on the anniversary of the first date of issue of the notes, (ii) upon a designated event and (iii) on the maturity date (and on each VWAP trading day of the 20 VWAP trading day observation period beginning on the 22nd scheduled trading day prior to the maturity date). Except as described in this section or in “—Adjustment to Shares Delivered upon Conversion upon Fundamental Change” below, we will not adjust the conversion rate.

Treatment of Reference Property.    In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, you will be entitled thereafter to convert your notes into the same type of consideration that you would have been entitled to receive if you had held a number of shares of our common stock equal to the conversion rate then in effect immediately prior to these events, provided that upon conversion you will receive:

•	cash up to the aggregate principal portion thereof; and

•	subject to our option to deliver cash, shares of our common stock or a combination of cash and shares of our common stock for the excess of the conversion value over the principal portion of the notes converted, as provided under “—Payment upon Conversion” above, in lieu of the shares of our common stock otherwise deliverable, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant events (“reference property”).

The amount of consideration, and, consequently, reference property, you receive upon conversion will be based on the daily conversion values of reference property and the applicable conversion rate, as described above.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration determined, based in part upon any form of stockholder election, will be deemed to be (i) the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election or (ii) if no holders of our common stock affirmatively make such an election, the types and amount of consideration actually received by such holders.

Treatment of Rights.    We do not currently have a preferred stock rights plan. To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to any common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) under “—Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Voluntary Increases of Conversion Rate.    We are permitted, to the extent permitted by law, to increase the conversion rate of the notes by any amount for a period of at least 20 days, if our board of directors determines that such increase would be in our best interest. If we make such determination, it will be conclusive and we will mail to holders of the notes a notice of the increased conversion rate and the period during which it will be in effect at least 15 days prior to the date the increased conversion rate takes effect, in accordance with applicable law. We may also, but are not required to, increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares or rights to acquire shares or similar event.

Tax Effect.    A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income or withholding tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income and withholding tax treatment of an adjustment to the conversion rate, see “Certain United States Federal Income Tax Considerations.”

Adjustment to Shares Delivered upon Conversion upon Fundamental Change

If you elect to convert your notes at any time on or after the 15th scheduled trading day prior to the anticipated effective date of a “fundamental change” (as defined below) until the related designated event repurchase date or, if there is no such designated event repurchase date, 30 trading days following the effective date of such designated event, as applicable, the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below; provided, however, that no increase will be made in the case of a fundamental change described in clause (1) or (2) of the definition thereof if at least 90% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in such fundamental change transaction consists of shares of capital stock or American Depositary Receipts in respect of shares of capital stock traded on the New York Stock Exchange or another U.S. national securities exchange (or that will be so traded immediately following the transaction) and as a result of such transaction or transactions the notes become convertible into such shares of such capital stock or such American Depositary Receipts pursuant to “—Conversion Rate Adjustments—Treatment of Reference Property” above. We will notify holders of the occurrence of any such fundamental change and issue a press release no later than 20 scheduled trading days prior to the anticipated effective date of such transaction. We will settle conversions of notes as described below under “—Settlement of Conversions in a Fundamental Change.”

The number of additional shares by which the conversion rate will be increased in the event of a fundamental change will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the fundamental change. If holders of our common stock receive only cash in the fundamental change, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale prices of our common stock over the 10 trading-day period ending on the trading day preceding the effective date of the fundamental change.

The stock prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the hypothetical stock prices and the number of additional shares to be received by which the conversion rate for the notes will be increased per $1,000 principal amount of the notes in the event of a fundamental change:

Stock Price
Effective Date	$	$	$	$	$	$	$	$	$	$	$	$	$
January, 2007
February 1, 2008
February 1, 2009
February 1, 2010
February 1, 2011
February 1, 2012

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $ per share, subject to adjustment, no additional shares will be added to the conversion rate.

•	If the stock price is less than $ per share, subject to adjustment, no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed              per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

In addition, if you convert your notes prior to the effective date of any fundamental change, and the fundamental change does not occur, you will not be entitled to an increased conversion rate in connection with such conversion.

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

Settlement of Conversions in a Fundamental Change

As described above under “—Conversion Rate Adjustments—Treatment of Reference Property,” upon effectiveness of any fundamental change, the notes will be convertible into cash and reference property. If, as described above, we are required to increase the conversion rate by the additional shares as a result of the fundamental change, notes surrendered for conversion will be settled as follows:

•	If the last VWAP trading day of the applicable observation period related to notes surrendered for conversion is prior to the third scheduled trading day preceding the effective date of the fundamental change, we will settle such conversion as described above under “—Payment upon Conversion” by delivering the amount of cash and shares of our common stock, if any, based on the conversion rate then in effect without regard to the number of additional shares to be added to the conversion rate as described above, on the third VWAP trading day immediately following the last VWAP trading day of the applicable observation period. In addition, as soon as practicable following the effective date of the fundamental change, we will deliver the increase in such amount of reference property deliverable in lieu of shares of our common stock, if any, as if the conversion rate had been increased by such number of additional shares during the related observation period and based upon the related daily VWAP prices during such observation period. If such increased amount results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased amount results in an increase to the number of shares of our common stock, we will deliver such increase by delivering reference property based on such increased number of shares.

•	If the last VWAP trading day of the applicable observation period related to notes surrendered for conversion is on or following the third scheduled trading day preceding the effective date of the fundamental change, we will settle such conversion as described above under”—Payment upon Conversion” based on the conversion rate as increased by the additional shares described above on the later to occur of (1) the effective date of the transaction and (2) third scheduled trading day immediately following the last day of the applicable observation period.

Designated Event Permits Holders to Require Us to Repurchase Notes

If a “designated event” occurs at any time, you will have the right, at your option, to require us to repurchase all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date, the “designated event repurchase date,” of our choosing that is not less than 20 nor more than 35 days after the date of the designated event repurchase right notice

(as defined below). The price we are required to pay is equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to the designated event repurchase date (but not including the designated event repurchase date), unless such designated event repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date. Any notes repurchased by us will be paid for in cash.

A “designated event” will be deemed to have occurred upon a “fundamental change” or a “termination of trading.”

A “fundamental change” will be deemed to have occurred if any of the following occurs:

(1) any person (as defined below) acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; provided that this clause (1) shall not apply to a merger of our company with or into a wholly-owned subsidiary of a corporation that, immediately following the transaction or series of transactions, has a class of common stock or American Depositary Receipts in respect of common stock traded on a U.S. national securities exchange if immediately following the transaction or series of transactions (a) the holders of our common stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the voting power of all shares of capital stock entitled to vote generally in the election of directors of such parent corporation and (b) such parent corporation fully and unconditionally guarantees all obligations of such continuing or surviving corporation under the notes and the indenture on a senior basis on terms and pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

(2) we (i) merge or consolidate with or into any other person, other than a subsidiary, another person merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person or (ii) engage in any recapitalization, reclassification or other transaction in which all or substantially all our common stock is exchanged for or converted into cash, securities or other property, in each case, other than any merger or consolidation:

•	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding common stock;

•	pursuant to which the holders of our common stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the voting power of all shares of capital stock entitled to vote generally in the election of directors of either (a) the continuing or surviving corporation or (b) a corporation that directly or indirectly owns 100% of the capital stock of such continuing or surviving corporation, in either case, immediately after such transaction; provided that, in the case of this clause (b), such parent corporation fully and unconditionally guarantees all obligations of such continuing or surviving corporation under the notes and the indenture on a senior basis on terms and pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity.

Notwithstanding the foregoing, holders of notes will not have the right to require us to repurchase any notes under clause (1) or (2) above, and we will not be required to deliver the designated event repurchase right notice incidental thereto, if at least 90% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights and cash dividends) in a purchase, merger, consolidation, other acquisition transaction or series of transactions, conveyance, sale, transfer, lease, recapitalization, reclassification or other transaction otherwise constituting a fundamental change under clauses (1) or (2) above consists of shares of capital stock or American Depositary Receipts in respect of shares of capital stock traded on the New York Stock Exchange or another U.S. national securities exchange (or will be so traded immediately following the completion of the purchase, merger, consolidation, other acquisition transaction or series of transactions, conveyance, sale, transfer, lease, recapitalization, reclassification or other transaction) and, as a result of the completion of the purchase, merger, consolidation, other acquisition transaction or series of transactions, conveyance, sale, transfer, lease, recapitalization, reclassification or other transaction in which all or substantially all our common stock is exchanged for or converted into cash, securities or other property, the notes become convertible in whole into such shares of such capital stock or such American Depositary Receipts pursuant to “—Conversion Rate Adjustments—Treatment of Reference Property” above.

For purposes of these provisions, whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, and “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

A “termination of trading” will be deemed to have occurred if shares of our common stock, or shares of any other capital stock or American Depositary Receipts in respect of shares of capital stock into which the notes are convertible pursuant to the terms of the indenture, are not listed for trading on a U.S. national securities exchange.

After the occurrence of a designated event, but on or before the 10th day following such occurrence, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the designated event and of the resulting repurchase right, if any (the “designated event repurchase right notice”). Such notice shall state, among other things:

•	the events causing a designated event and whether such designated event also constitutes a fundamental change;

•	the date of the designated event;

•	the last date on which a holder may exercise the repurchase right, if applicable;

•	the designated event repurchase price, if applicable;

•	the designated event repurchase date, if applicable;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	that the notes with respect to which a designated event repurchase notice has been delivered by a holder may be converted only if the holder withdraws the designated event repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes, if applicable.

Simultaneously with providing the designated event repurchase right notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish this information on our website or through such other public medium as we may use at that time.

To exercise the repurchase right, you must deliver, on or before the business day prior to the designated event repurchase date, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Designated Event Repurchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any repurchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the designated event repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

We will be required to repurchase the notes on the designated event repurchase date. You will receive payment of the designated event repurchase price promptly following the later of the designated event repurchase date or the time of book-entry transfer or the delivery of the notes. Subject to a holder’s right to receive interest on the related interest payment date where the designated event repurchase date falls between a regular record date and the interest payment date to which it relates, if the paying agent holds money or securities sufficient to pay the designated event repurchase price of the notes on the business day following the designated event repurchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent; and

•	all other rights of the holder will terminate other than the right to receive the designated event repurchase price and previously accrued and unpaid interest, if any, upon delivery or transfer of the notes.

The repurchase rights of the holders could discourage a potential acquirer of us. The designated event repurchase price and designated event repurchase features, however, are not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term designated event is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a designated event may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a designated event were to occur, we may not have enough funds to pay the designated event repurchase price. See “Risk Factors—Risks Related to the Offering—We may not have the cash necessary to settle conversions of the notes or to repurchase the notes following the occurrence of specified corporate transactions.” If we fail to repurchase the notes when required following a designated event, we will be in default under the indenture. In addition, the credit facility contains events of default permitting the lenders to accelerate our indebtedness upon the occurrence of similar change in control events. Other indebtedness that we may incur in the future may contain provisions having a similar effect. As a result of such provisions under such indebtedness, our ability to perform our obligations pursuant to the indenture may be limited.

No notes may be repurchased at the option of holders upon a designated event if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Consolidation, Merger and Sale of Assets

The indenture provides that we will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person, if not us, is a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such person, if not us, expressly assumes by supplemental indenture all of our obligations under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, ours under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a designated event permitting each holder to require us to repurchase the notes of such holder as described above.

Events of Default

Each of the following is an event of default:

(1) default in any payment of interest on any note when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of any note when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise;

(3) failure by us to comply with our obligation to convert the notes into a combination of cash and common stock upon exercise of a holder’s conversion right;

(4) failure by us to comply with our obligations under “—Consolidation, Merger and Sale of Assets;”

(5) failure by us to comply with our notice obligations under “—Conversion Rights—Conversion upon Specified Corporate Transactions” or under “—Conversion Rights—Designated Event Permits Holders to Require Us to Repurchase Notes;”

(6) failure by us for 60 days after written notice from the trustee or the holders of at least 25% principal amount of the notes then outstanding has been received by us to comply with any of our other agreements contained in the notes or indenture;

(7) default by us or any majority owned subsidiary with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $10.0 million in the aggregate of the Company and/or any subsidiary, whether such debt now exists or shall hereafter be created, which default results (i) in such debt becoming or being declared due and payable, and such debt has not been discharged in full or such declaration rescinded or annulled within 30 days or (ii) from a failure to pay the principal of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise, and such defaulted payment shall not have been made, waived or extended within 30 days;

(8) failure by us or any of our subsidiaries, within 30 days, to pay, bond or otherwise discharge any judgments or orders for the payment of money the total uninsured amount of which for us or any of our subsidiaries exceeds in the aggregate $10.0 million, which are not stayed on appeal; or

(9) certain events of bankruptcy, insolvency or reorganization of the Company or any of our significant subsidiaries as defined in Rule 1-02 of Regulation S-X promulgated by the SEC as in effect on the original date of issuance of the notes (the “bankruptcy provisions”).

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions, (except with respect to any significant subsidiary) the aggregate principal amount and accrued and unpaid interest will be due and payable immediately.

The sole remedy of holders for an event of default relating to any obligations we may have or are deemed to have pursuant to Section 314(a)(1) of the Trust Indenture Act relating to our failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or of the covenant described below in “—Reports,” will for the first 60 days after the occurrence of such event of default consist exclusively of the right (the “extension right”) to receive an extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes (the “extension fee”). If we so elect, the extension fee will be payable on all outstanding notes on or before the date on which such event of default first occurs. On the 60th day after such event of default (if such violation is not cured or waived prior to such 60th day), the notes will be subject to acceleration as provided above. In the event we do not elect to pay the extension fee upon any such event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to exercise the extension right and elect to pay the extension fee as the sole remedy during the first 60 days after the occurrence of any event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must (i) notify all holders of notes and the trustee and paying agent of such election and (ii) pay such extension fee, on or before the date on which such event of default occurs. Upon our failure to timely give such notice or pay the extension fee, the notes will be immediately subject to acceleration as provided above.

The holders of a majority principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest or failure to deliver amounts due upon conversion) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the notes or failure to deliver amounts due upon conversion that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due or to receive amounts due to it upon conversion, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an event of default is continuing;

(2) holders of at least 25% principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60 day period.

Subject to certain restrictions, the holders of a majority principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note or conversion default, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events that would constitute a default, the status of those events and what action we are taking or propose to take in respect thereof.

Optional Redemption by the Company

The notes may not be redeemed by us prior to maturity.

Modification and Amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority principal amount of the notes then outstanding, including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority principal amount of the notes then outstanding, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes. However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the rate, or extend the stated time for payment, of interest on any note or reduce the amount, or extend the stated time for payment, of the extension fee;

(3) reduce the principal, or extend the stated maturity, of any note;

(4) make any change that adversely affects the conversion rights of any notes;

(5) reduce the designated event repurchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) change the place or currency of payment of principal or interest or extension fee in respect of any note;

(7) impair the right of any holder to receive payment of principal of and interest on such holder’s notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(8) adversely affect the ranking of the notes as our senior unsecured indebtedness; or

(9) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder, we and the trustee may amend the indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of our obligations under the indenture;

(3) add guarantees with respect to the notes;

(4) secure the notes;

(5) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(6) provide for the conversion of notes in accordance with the terms of the indenture;

(7) make any change that does not adversely affect the rights of any holder in any material respect; provided that any amendment to conform the terms of the notes to the description contained herein will not be deemed to be adverse to any holder;

(8) eliminate our option to elect to pay cash to holders of the notes surrendered for conversion in lieu of all or a portion of the shares deliverable upon conversion of notes as described in “—Conversion Rights—Payment upon Conversion;” or

(9) comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any repurchase date, or upon conversion or otherwise, cash and shares of common stock, if applicable, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

Wells Fargo Bank, National Association is the trustee, security registrar, paying agent and conversion agent.

Form, Denomination and Registration

The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and multiples of $1,000.

Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 30 days after the same are required to be filed with the SEC.

Global Note, Book-Entry Form

The notes will be evidenced by one or more global notes. We will deposit the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, whom we refer to as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, who we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date, repurchase date or designated event repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts upon receipt of funds on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes. In addition, the owner of a beneficial interest in a global note will be entitled to receive a note in certificated form in exchange for such interest if an event of default has occurred and is continuing.

Governing Law

The notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF THE CONVERTIBLE NOTE HEDGE AND WARRANT TRANSACTIONS

In connection with the offering of the notes, we intend to enter into a convertible note hedge transaction with respect to our common stock with one or more of the underwriters (and/or one or more of its/their affiliates) (the “counterparty”). The convertible note hedge transaction will cover, subject to customary anti-dilution adjustments, approximately              shares of our common stock. Concurrently with entering into the convertible note hedge transaction, we also intend to enter into a warrant transaction whereby we will sell to the counterparty warrants to acquire, subject to customary anti-dilution adjustments, approximately              million shares of our common stock. If the underwriters exercise their overallotment option to purchase additional notes, we expect to use a portion of the net proceeds from the sale of the additional notes to enter into an additional convertible note hedge transaction. In such event, we would also expect to enter into an additional warrant transaction.

The convertible note hedge transaction is expected to reduce the potential equity dilution upon conversion of the notes in the event that the daily VWAP of our common stock on each VWAP trading day of the relevant observation period is greater than the strike price of the convertible note hedge transaction, which initially corresponds to the conversion price of the notes and is subject, with certain exceptions, to the adjustments applicable to the conversion price of the notes. If, however, the daily VWAP of our common stock during the measurement period at the maturity of the warrant transaction exceeds the strike price of the warrant transaction, the dilution mitigation under the convertible note hedge transaction would be capped, which means that there would nevertheless be dilution to the extent that such daily VWAP of our common stock exceeds the strike price of the warrant transaction.

If the daily VWAP of our common stock on each VWAP trading day of the relevant observation period is above the strike price of the convertible note hedge transaction, the convertible note hedge transaction entitles us to receive from the counterparty net shares of our common stock (or cash, or a combination of net shares of our common stock and cash, as elected by us) in an amount based on the excess of such daily VWAP of our common stock over the strike price of the convertible note hedge transaction. Additionally, if the daily VWAP of our common stock during the measurement period at the maturity of the warrant transaction exceeds the strike price of the warrant transaction, we will owe the counterparty net shares of our common stock in an amount based on the excess of such daily VWAP of our common stock over the strike price of the warrant transaction.

The convertible note hedge transaction and the warrant transaction are separate transactions entered into by us with the counterparty, are not part of the terms of the notes and will not change the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the convertible note hedge or warrant transactions.

For a discussion of the potential impact of any market or other activity by the counterparty (and/or its affiliates) in connection with these convertible note hedge and warrant transactions, see “Underwriting—Convertible Note Hedge and Warrant Transactions” and “Risk Factors—Risks Related to the Offering—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations of the ownership, sale, conversion, or other disposition of the notes by a holder of the notes that purchases the notes on original issuance at the price indicated on the cover of this prospectus supplement and of the ownership and disposition of any common stock received upon a conversion of the notes. This summary is based upon existing United States federal income tax law, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and tax-exempt organizations) or to persons that will hold the notes as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, partnerships, or U.S. Holders (as defined below) that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary is written for investors that will hold their notes as “capital assets” under the Internal Revenue Code of 1986, as amended (the “Code”). Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax consequences of the ownership, sale, conversion or other disposition of the notes and the ownership and disposition of the common stock received upon a conversion of the notes.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a note or common stock received upon the conversion of a note that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the law of the United States or any state or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and with respect to which one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person. A beneficial owner of a note or common stock received upon the conversion of a note that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.” If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of notes or common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of notes or common stock that is a partnership and partners in such a partnership are urged to consult their tax advisors about the United States federal income tax consequences of holding and disposing of notes or common stock received upon a conversion of notes.

U.S. Holders

Interest Income

Payments of interest on the notes generally will be taxable to a holder as ordinary interest income (in accordance with the holder’s regular method of tax accounting) at the time such payments are accrued or received.

Sale or Other Disposition of the Notes

Upon a sale or other taxable disposition of notes, including an exchange with a designated financial institution in lieu of a conversion, as described in “Description of Notes—Exchange in Lieu of Conversion” (collectively, a “disposition”), a holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition, other than amounts attributable to accrued but unpaid interest on the notes not previously included in income (which will be taxable as ordinary interest income), and the holder’s adjusted tax basis in such notes. A holder’s tax basis in a note generally will be equal to the cost of the note to such holder. Any such capital gain or loss generally will be long-term capital gain or loss if the holder’s holding period for the notes is more than one year at the time of disposition. For non-corporate U.S. Holders, long-term capital gains generally will be subject to reduced rates of taxation. The utilization of capital losses is subject to certain limitations.

Conversion of the Notes into Common Stock and/or Cash

If a holder receives cash and common stock upon a conversion of the notes (excluding an exchange with a designated financial institution in lieu of a conversion, as described in “Description of Notes—Exchange in Lieu of Conversion”), the conversion should be treated as a recapitalization and, unless otherwise indicated, the following discussion assumes such treatment is respected. A U.S. Holder will not recognize any loss upon the conversion but will recognize gain on the conversion in an amount equal to the lesser of (i) the excess, if any, of the amount of cash and the fair market value of the common stock received (other than amounts attributable to accrued interest, which will be treated as such, and cash in lieu of a fractional share) over the holder’s adjusted tax basis in the notes surrendered (excluding the portion of the tax basis that is allocable to any fractional share) and (ii) the amount of cash received (other than cash received in lieu of a fractional share and cash attributable to accrued interest). Accordingly, a holder’s tax basis in the common stock received in such a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) will be the same as the holder’s adjusted tax basis in the notes surrendered (excluding the portion of the tax basis that is allocable to any fractional share), increased by the amount of gain recognized (other than with respect to a fractional share) and decreased by the amount of cash received (other than with respect to a fractional share), and a holder’s holding period for such common stock will include the holder’s holding period for the notes that were converted, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt. The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. Holder would receive in respect of the fractional share and the portion of the U.S. Holder’s tax basis in the note that is allocable to the fractional share. Any gain or loss recognized on conversion generally would be capital gain or loss and would be long-term capital gain or loss if, at the time of the conversion, the note has been held for more than one year. If the conversion is not treated as a recapitalization, the holder may recognize an amount of gain that is different than the amount described above. U.S. Holders should consult their tax advisors regarding the proper treatment of a conversion. If a holder receives only cash in respect of any notes surrendered for conversion, such holder generally will be treated as having disposed of such notes and will recognize gain or loss on such disposition as described above under “U.S. Holders—Sale or Other Disposition of the Notes.”

Constructive Dividends

The conversion rate of the notes will be adjusted in certain circumstances. Under section 305(c) of the Code, adjustments (or the absence of adjustments) that have the effect of increasing a holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution. Accordingly, if at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. Holders of the notes. For example, an increase in the conversion rate in the event of our distribution of our debt instruments or our assets generally will result in deemed dividend treatment to U.S. Holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not. Any deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the rules described in the following paragraph. Holders are urged to consult their tax advisors concerning the tax treatment of such constructive dividends.

Dividend on Common Stock

If we make distributions on our common stock received upon conversion of a note, the distributions generally will be treated as dividends to a U.S. Holder of our common stock to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles at the end of the tax year of the distribution. To the extent the distributions exceed our current and accumulated earning and profits, the excess will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common stock, and thereafter as gain from the sale or exchange of that stock. Eligible dividends received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2010, will be subject to tax at the special reduced rate generally applicable to long-term capital gain. A U.S. Holder generally will be eligible for this reduced rate only if the U.S. Holder has held our common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Corporate holders generally will be entitled to claim the dividends received deduction with respect to dividends paid on our common stock, subject to applicable restrictions.

Sale or Other Disposition of Common Stock

Upon the sale or other disposition of our common stock received upon conversion of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or other disposition and (ii) the U.S. Holder’s adjusted tax basis in our common stock. That capital gain or loss will be long-term if the U.S. Holder’s holding period in respect of such common stock is more than one year. For non-corporate U.S. Holders, long term capital gain is generally eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations.

Non-U.S. Holders

Notes

All payments of stated interest and principal on the notes made to a Non-U.S. Holder, including a payment in our common stock pursuant to a conversion, and any gain realized on a sale or exchange of the notes, will be exempt from United States federal income and withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) such Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, (iii) such Non-U.S. Holder is not a bank receiving certain types of interest, (iv) the beneficial owner of the notes certifies, under penalties of perjury, to us or our paying agent on Internal Revenue Service Form W-8BEN (or appropriate substitute form) that it is not a United States person and provides its name, address and certain other required information or certain other certification requirements are satisfied, (v) such payments and gain are not effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States, and (vi) we have not been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever is shorter. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless such Non-U.S. Holder provides us with a properly executed (i) Internal Revenue Service Form W-8BEN (or appropriate substitute form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) Internal Revenue Service Form W-8ECI (or appropriate substitute form) stating that interest paid or accrued on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States.

If a Non-U.S. Holder of a note were deemed to have received a constructive dividend (see “U.S. Holders—Constructive Dividends” above), the Non-U.S. Holder generally would be subject to United States withholding tax at a 30% rate on the amount of such dividend, subject to reduction (i) by an applicable treaty if the Non-U.S. Holder provides an Internal Revenue Service Form W-8BEN (or appropriate substitute form) certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an Internal Revenue Service Form W-8ECI (or appropriate substitute form) from a Non-US. Holder claiming that the constructive dividend on the notes is effectively connected with the conduct of a United States trade or business. In the case of any constructive dividend, it is possible that United States federal withholding tax attributable to the constructive dividend would be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to the Non-U.S. Holder.

Common Stock

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate subject to reduction (i) by an applicable treaty if the Non-U.S. Holder provides an Internal Revenue Service Form W-8BEN (or appropriate substitute form) certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an Internal Revenue Service Form W-8ECI (or appropriate substitute form) from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business.

A Non-U.S. Holder generally will not be subject to United States federal income tax on gain realized on the sale or exchange of the common stock received upon a conversion of notes unless (i) the gain is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we will have been a U.S. real property holding corporation at any time within the shorter of the five-year period preceding such sale or exchange and the Non-U.S. Holder’s holding period in the common stock. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Income Effectively Connected with a United States Trade or Business

If a Non-U.S. Holder of notes or our common stock is engaged in a trade or business in the United States, and if interest on the notes, deemed distributions on the notes or our common stock, dividends on our common stock, or gain realized on the sale, exchange, conversion, or other disposition of the notes and gain realized on the sale or exchange of our common stock is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax in the manner discussed in the preceding paragraphs, generally will be subject to regular United States federal income tax on such income or gain in the same manner as if it were a U.S. Holder. In addition, if such a Non-U.S. Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding

Payments of interest or dividends made by us on, or the proceeds from the sale or other disposition of, the notes or shares of common stock generally will be subject to information reporting and United States federal backup withholding tax at the rate then in effect if the recipient of such payment fails to comply with applicable United States information reporting or certification requirements. Any amount withheld under the backup withholding rules is allowable as a credit against the holder’s United States federal income tax, provided that the required information is furnished timely to the Internal Revenue Service.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the notes being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table. Goldman, Sachs & Co. and UBS Securities LLC are the representatives of the underwriters.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.
UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are committed to take and pay for all of the notes being offered, if any are taken, other than the notes covered by the option described below unless and until this option is exercised.

If the underwriters sell more notes than the total principal amount set forth in the table above, the underwriters have an option to buy up to an additional $30,000,000 principal amount of notes to cover such sales. They may exercise that option for 30 days. To the extent that the underwriters exercise this option, the underwriters will severally purchase notes in approximately the same proportion as set forth in the table above.

The following tables show the per note and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase an additional $30,000,000 principal amount of notes.

Paid by the Company	No Exercise		Full Exercise
Per Note		%		%
Total	$		$

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount of up to         % of the principal amount of notes. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The Notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

We, our executive officers, directors and certain of our stockholders who are a party to our stockholders agreement or a separate lock-up agreement, whom we refer to as “covered” stockholders, have agreed with the underwriters not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives on behalf of the underwriters.

The restrictions described above are subject to certain exceptions. We may issue shares in connection with acquisitions of firms. We also may issue shares or securities that represent the right to receive shares pursuant to our benefit plans. Apollo’s sale of shares pursuant to the privately negotiated transaction described under “Prospectus Supplement Summary—Concurrent Transactions” is expressly permitted. The sale of shares in the secondary offering is also expressly permitted. Our executive officers, directors and covered stockholders will be permitted to transfer their common stock to certain other covered stockholders or affiliates thereof, certain family members, certain trusts or family partnerships, pursuant to qualified domestic relations orders, or to a legal representative upon death or disability, provided in each case that the transferee agrees to be bound by the restrictions described above. In the event that we engage in certain types of extraordinary transactions, our board of directors also has the ability to waive these restrictions so that all covered stockholders can participate in the transaction. Our board of directors also has the right to grant waivers from these provisions in the event of the death of an individual covered stockholder.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of notes to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (“FSA”);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $380,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are also taking part in the concurrent offering, by means of a separate prospectus supplement, of our common stock.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. UBS Securities LLC is co-documentation agent of the credit agreement we entered into on August 22, 2006, and it has also committed amounts to the facility as a lender.

Because affiliates of the underwriters may receive more than 10% of the net proceeds from this offering, this offering is being conducted in accordance with NASD Rule 2710(c)(8). The rule requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Merrill Lynch, Pierce, Fenner & Smith Incorporated has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus is a part. Merrill Lynch, Pierce, Fenner & Smith Incorporated will receive no compensation for acting in this capacity; however, we have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated for acting as the qualified independent underwriter against specified liabilities under the Securities Act.

Convertible Note Hedge and Warrant Transactions

In connection with the offering of the notes, we intend to enter into a convertible note hedge transaction with one or more of the underwriters (and/or one or more of its/their affiliates) (the “counterparty”) We also intend to enter into a warrant transaction with the counterparty. These transactions are expected to reduce the potential dilution upon conversion of the notes. We expect to use a portion of the net proceeds of this offering to pay the net cost of the convertible note hedge and warrant transactions. We estimate that the net cost of the convertible note hedge and warrant transactions will be approximately $            . If the underwriters exercise their overallotment option to purchase additional notes, we expect to use a portion of the net proceeds from the sale of the additional notes to enter into an additional convertible note hedge transaction. In such event, we would also expect to enter into an additional warrant transaction.

In connection with establishing its initial hedge of these transactions, the counterparty (and/or its affiliates) may enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or following the pricing of the notes. In addition, the counterparty (and/or its affiliates) may modify its hedge positions following the pricing of the notes from time to time prior to conversion or maturity of the notes including by entering into or unwinding various derivative transactions with respect to our common stock or by purchasing or selling our common stock in secondary market transactions (including during any observation period related to a conversion of the notes), which could adversely affect the value of our common stock and, as a result, the value of the notes or could have the effect of increasing or preventing a decline in the value of our common stock.

The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the value of the consideration and the number of shares, if any, that you would receive upon the conversion of the notes and, under certain circumstances, your ability to convert the notes.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the notes or the shares of our common stock. In addition, we do not make any representation that the counterparty (and/or its affiliates) will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

See “Description of the Convertible Note Hedge and Warrant Transactions.”

VALIDITY OF NOTES

The validity of our notes offered in this offering and certain other legal matters will be passed upon for us by Douglas W. Hammond, our Executive Vice President and General Counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York. LeBoeuf, Lamb, Greene & MacRae LLP has in the past performed and continues to perform legal services for us.

National Financial Partners Corp.

Debt Securities

Preferred Stock

Common Stock

National Financial Partners Corp., from time to time, may offer to sell senior or subordinated debt securities, preferred stock and common stock. In addition, selling stockholders to be named in a prospectus supplement may offer, from time to time, shares of our common stock. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “NFP.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated June 9, 2006

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings and selling stockholders to be named in a prospectus supplement may, from time to time, sell common stock in one or more offerings.

This prospectus provides you with a general description of the securities that we may offer as well as the shares of common stock that selling stockholders may offer. Each time we sell securities or we and/or selling stockholders sell shares of common stock, we will provide a prospectus supplement that contains specific information about the terms of that offering. The prospectus supplement may also add information to this prospectus or update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should assume that the information in this prospectus is accurate only as of the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room in Washington D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” documents we file with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the completion of the offering of all securities covered by the respective prospectus supplement:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 8, 2006, as amended by Amendment No. 1 on Form 10-K/A, filed on May 25, 2006;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed on May 11, 2006;

•	Our Current Reports on Form 8-K filed on January 5, 2006, January 23, 2006 and March 2, 2006; and

•	The description of our common stock set forth in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on August 22, 2003, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

National Financial Partners Corp.

787 Seventh Avenue, 11th Floor

New York, New York 10019

Attention: General Counsel

Telephone: (212) 301-4000

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different or additional information. We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein may include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “anticipate,” “expect,” “intend,” “plan,” “believe,” “estimate,” “may,” “will,” “continue” and similar expressions of a future or forward-looking nature. Forward-looking statements may include discussions concerning revenue, expenses, earnings, cash flow, dividends, capital structure, credit facilities, market and industry conditions, premium and commission rates, interest rates, contingencies, the direction or outcome of regulatory investigations and litigation, income taxes and our operations.

These forward-looking statements are based on management’s current views with respect to future results, and are only predictions and are not guarantees of future performance. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by a forward-looking statement. These factors include, without limitation:

•	our success in acquiring high quality independent financial services distribution firms;

•	the performance of our firms following acquisition;

•	competition in the business of providing financial services to the high net worth and entrepreneurial corporate markets;

•	our ability, through our operating structure, to respond quickly to operational or financial situations and to grow our business;

•	our ability to effectively manage our business through the principals of our firms;

•	the impact of legislation or regulations in jurisdictions in which our subsidiaries operate, including the possible adoption of comprehensive and exclusive federal regulation over all interstate insurers;

•	changes in tax laws, including the elimination or modification of the federal estate tax and any change in the tax treatment of life insurance products;

•	changes in the pricing, design or underwriting of insurance products;

•	changes in premiums and commission rates;

•	adverse developments in the insurance markets in which we operate, resulting in fewer sales of insurance-related products;

•	adverse results or other consequences from litigation, arbitration or regulatory investigations, including those related to compensation agreements with insurance companies and activities within the life settlements industry;

•	adverse results or other consequences from higher than anticipated compliance costs, including those related to expenses arising from internal reviews of business practices and regulatory investigations;

•	uncertainty in the insurance and life settlements industries arising from investigations into certain business practices by various governmental authorities and related litigation;

•	the reduction of our revenues and earnings due to the elimination or modification of compensation arrangements, including contingent compensation arrangements;

•	changes in interest rates or general economic conditions;

•	the occurrence of adverse economic conditions or an adverse regulatory climate in New York, Florida or California;

•	the loss of services of key members of senior management;

•	the availability or adequacy of errors and omissions insurance or other types of insurance coverage protection; and

•	our ability to facilitate smooth succession planning at our firms.

Additional factors are set forth in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2005.

Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

NATIONAL FINANCIAL PARTNERS CORP.

We are a leading independent distributor of financial services products primarily to high net worth individuals and growing entrepreneurial companies. Founded in 1998, and commencing operations on January 1, 1999, we have grown internally and through acquisitions and, as of April 30, 2006, operate a national distribution network with over 1,900 producers in 41 states and Puerto Rico consisting of over 165 owned firms and over 210 affiliated third-party distributors. We target the high net worth and growing entrepreneurial corporate markets because of their growth potential and the desire of customers within these markets for more personalized service. We define the high net worth market as households with investable assets of at least $1 million, and we seek to target the segment of that market having net worth, excluding primary residence, of at least $5 million. We define the growing entrepreneurial corporate market as businesses with less than 1,000 employees. We believe our management approach affords our firms the entrepreneurial freedom to serve their clients most effectively while having access to the resources of a national distribution organization. At the same time, we maintain internal controls that allow us to oversee our nationwide operations. Our senior management team is composed of experienced financial services leaders who have direct experience building and operating sizeable distribution-related companies.

National Financial Partners Corp., or NFP, operates as a bridge between large financial services products manufacturers and our network of independent financial services distributors. We believe we enhance the competitive position of independent financial services distributors by offering access to a wide variety of products and a high level of marketing and technical support. We also provide financial and intellectual capital to further enhance the business expansion of our firms. For the large financial services products manufacturers, we represent an efficient way to access a large number of independent distributors and their customers. We believe we are one of the largest distributors within the independent distribution channel for many of the leading financial services products manufacturers serving our target markets. We currently have relationships with many industry leading manufacturers, including AIG American General, AIG SunAmerica, AIM, Allianz, Allstate, American Funds, American Skandia, Assurant, AXA Financial, Boston Mutual, Century Healthcare, Columbia Funds, Fidelity Investments, Genworth Financial, The Hartford, ING, Jackson National Life, John Hancock USA, Jefferson Pilot Lincoln Financial Group, Lloyds of London, Mass Mutual, Metlife Investors, MGIS, Nationwide Financial, Oppenheimer Funds, Pacific Life, Phoenix Life, Principal Life, Protective, Securian, Standard Insurance Company, Sun Life, Transamerica, Retirement Services, United Healthcare, Unum Provident, US Allianz, West Coast Life and WM Group of Funds. These relationships provide a higher level of dedicated marketing and underwriting support and other benefits to many of our firms than is generally available on their own.

Our firms, including NFP Securities, Inc., or NFPSI, our principal broker-dealer subsidiary, serve our client base, both directly and indirectly, by providing products and services in one or more of the following primary areas:

•	Life insurance and wealth transfer. Our firms offer life insurance and annuity products as well as estate planning services geared specifically to the wealth accumulation, preservation and transfer needs, including charitable giving plans, of high net worth individuals.

•	Corporate and executive benefits. Corporate benefits products and services our firms offer include individual and group disability insurance, long term care insurance, group life insurance, group health insurance benefits, supplemental life insurance, 401(k), 403(b) and other retirement plans and pension administration. Executive benefits products and services our firms offer include corporate and bank-owned life insurance products as well as plan design and administration.

•	Financial planning and investment advisory services. The products and services our firms offer include separately managed accounts, mutual funds, investment consulting, trust and fiduciary services and broker-dealer services.

We were incorporated as a Delaware corporation on August 27, 1998. Our common stock is listed on the New York Stock Exchange under the symbol “NFP.” Our principal and executive offices are located at 787 Seventh Avenue, 11th Floor, New York, New York, 10019 and the telephone number is (212) 301-4000. Our Internet address is www.nfp.com. Information on our website does not constitute part of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, we will not receive any proceeds from the sale of shares of our common stock by any selling stockholder named in such prospectus supplement.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred dividends for the periods indicated.

Three months ended March 31, 2006	Year ended December 31,
	2005	2004	2003	2002	2001
7.47x	12.19x	16.95x	9.48x	6.28x	—

For the purpose of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of:

•	pre-tax income from continuing operations; plus

•	fixed charges.

Combined fixed charges consist of:

•	interest (whether expensed or capitalized) on our bank loan; plus

•	amortization of expenses related to our bank loan; plus

•	the portion of rental expense which we estimate to be representative of the interest factors in our leases.

Dividends paid on preference securities issued would be included as fixed charges and therefore impact the ratio of earnings to combined fixed charges and preferred dividends. As of the date of this prospectus, we have not issued any shares of our preferred stock.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is only a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and by-laws, a copy of each of which is incorporated by reference into the registration statement of which this prospectus forms a part.

General

As of date of this prospectus, we are authorized to issue up to 180,000,000 shares of common stock, par value $0.10 per share. On March 15, 2006, our board of directors authorized, subject to stockholder approval, an amendment to our amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 60,000,000 to 180,000,000 shares. Our stockholders approved this proposal at our annual meeting of stockholders on May 17, 2006. As of April 30, 2006, there were 37,396,147 shares of our common stock outstanding.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as required by law and by the terms of any series of preferred stock designated by the board of directors pursuant to our amended and restated certificate of incorporation, the common stock shall have the exclusive right to vote for the election of directors and for all other purposes. The common stock shall vote together as a single class.

Dividends

Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the board of directors out of legally available funds.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment of all our liabilities and obligations and after payment has been made to holders of each series of preferred stock of the full amount to which they are entitled, holders of shares of common stock will be entitled to share, ratably according to the number of shares of common stock held by them, in all remaining assets available for distribution to holders of the common stock.

Stockholders Agreement

General

Certain of our stockholders who received shares of our common stock directly from us prior to our 2003 initial public offering as consideration in connection with the acquisition of a business with which such stockholder was associated or affiliated, and their transferees, are parties to a second amended and restated stockholders agreement with us. The following is a summary of material provisions of the stockholders agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the stockholders agreement, a copy of which is an exhibit to the registration statement of which this prospectus is a part.

Voting

Each stockholder that is a party to the stockholders agreement is prohibited from entering into any voting trust or similar agreement or act in a manner that is inconsistent with the terms of the stockholders agreement.

Transfer restrictions

Transfers generally prohibited. Under the terms of the stockholders agreement, pursuant to resolutions adopted by our board of directors in accordance with Section 2.8(e) of the stockholders agreement, each of our stockholders party to the stockholders agreement was permitted to sell up to the aggregate of his or her “holdover amount” plus up to 20% of his or her “applicable total shares” (as defined in the stockholders agreement) in our 2005 underwritten offering plus any shares needed to cover the option to purchase additional shares granted to the underwriters. “Holdover amount” in this context means the aggregate of specified shares of our common stock, referred to in the stockholders agreement as “covered shares,” the stockholder was permitted to sell in our September 2003 initial public offering or in any subsequent period, but did not sell. Since the completion of our 2005 underwritten offering, these stockholders are currently prohibited, subject to limited exceptions, from transferring any covered shares except that these stockholders may transfer (i) the aggregate of any holdover amount, including shares that were eligible to be sold in the 2005 underwritten offering but were not in fact sold, pursuant to Rule 144 under the Securities Act, (ii) from September 17, 2006 to September 16, 2008, the aggregate of any holdover amount plus 20% of their applicable total shares and (iii) after September 16, 2008, any remaining shares.

The restrictions described above are subject to certain exceptions. These stockholders are permitted to transfer their covered shares to certain other existing stockholders which are parties to the stockholders agreement or affiliates thereof, certain family members, certain trusts or family partnerships, pursuant to qualified domestic relations orders, to principals under limited circumstances, or to a legal representative upon death or disability, or as tag-along sellers pursuant to the rights described below. In the event that we engage in certain types of extraordinary transactions, our board of directors also has the ability to waive these restrictions so that all stockholders can participate in the transaction. Our board of directors also has the right to grant waivers from these provisions in the event of the death of an individual stockholder. Further, our board of directors has the right to unilaterally amend the stockholders agreement to reduce the restrictions on transfer. Finally, these restrictions generally do not apply to shares that our existing stockholders buy in the public market.

In addition to the restrictions included in the stockholders agreement, certain of NFP’s directors, officers and employees as well as the officers and employees of NFPSI and NFPISI separately agreed to be bound by more restrictive lock-ups at the time of our September 2003 initial public offering, March 2004 secondary offering and August 2005 secondary offering of our common stock. The members of our board of directors and executive officers, the president of NFPISI, and the chief executive officer and president of NFPSI agreed that, following our September 2003 initial public offering, subject to exceptions for transfers to certain family members, certain trusts or family partnerships, pursuant to qualified domestic relations orders, or to a legal representative upon death or disability, or as tag-along sellers pursuant to the rights described below, they may transfer their shares only as follows:

•	in the 2005 underwritten offering, up to 10% of their total stockholdings plus any shares that they were permitted to sell, but did not sell, in prior periods;

•	during the period from 36 to 60 months after our September 2003 initial public offering, up to an additional 10% of their total stockholdings plus any shares that they were permitted to sell, but did not sell, in prior periods; and

•	thereafter, they may freely sell remaining unsold amounts; provided, however, that so long as the officer remains employed by NFP, NFPSI or NFPISI or the director is serving on our board, he or she (in the aggregate with any family members, trusts or family partnerships, and qualified domestic relations orders transferees to whom shares have been transferred pursuant to the exceptions described above) must retain at least 50% of their applicable total shares.

Tag-along rights

If Apollo Investment Fund IV, L.P. proposes to sell shares of our common stock so that, following the proposed sale, more than 10% of the then outstanding shares of our common stock will have been sold to one holder or one group of related holders, Apollo Investment Fund IV, L.P. is required to give written notice to each stockholder that is a party to the stockholders agreement of the number of shares and the per share price of the proposed sale and each such stockholder has the right, for a period of 30 days after receipt of the notice, to participate in the proposed sale with respect to a number of shares calculated through a predetermined formula set forth in the stockholders agreement. Tag-along rights, however, do not apply when Apollo Investment Fund IV, L.P. transfers to one of its affiliates or pursuant to a registration statement filed with the SEC. If a stockholder does not exercise the tag-along right, Apollo Investment Fund IV, L.P. is free, for a period of 120 days, to sell the shares, but only if the shares are sold at a price equal to or greater than 95% of the price and on no more favorable material terms than those set forth in the notice.

Registration rights

All of the stockholders that are party to the stockholders agreement have “piggyback” registration rights that allow them to include the shares of common stock that they own in any public offering initiated by us, up to an aggregate maximum as determined in the manner described in the stockholders agreement. The “piggyback” registration rights of these stockholders are subject to the transfer restrictions described above under “—Transfer restrictions” and to proportional cutbacks by the underwriters in the manner described in the stockholders agreement.

Amendment

The stockholders agreement may be amended with the written consent of us, Apollo Investment Fund IV, L.P., and stockholders that are parties to the stockholders agreement holding more than 50% of the then outstanding shares of common stock held by all such stockholders.

Lock-Up Agreement

Each of our stockholders that initially acquired or, in the ordinary course, will initially acquire its shares of our common stock directly from us after our September 2003 initial public offering as consideration (including any contingent consideration received by such stockholder at any time) in connection with the acquisition of a business with which such stockholder was affiliated or associated has entered or will enter into a lock-up agreement with us. Under the terms of the lock-up agreement, each of our stockholders party to a lock-up agreement agrees that it will not, subject to limited exceptions, transfer specified shares of our common stock, referred to in the lock-up agreement as “covered shares.” In addition, subject to certain exceptions, (i) if the stockholder acquired its shares of common stock on or prior to March 9, 2004, in each 12-month period commencing 24 months after the date on which such stockholder initially acquired shares from us, or (ii) if the stockholder acquired its shares of common stock after March 9, 2004, in each 12-month period commencing on the date that is 12 months after the date on which such stockholder initially acquired shares from us, it may transfer the aggregate of any holdover amount plus up to 20% of its applicable total shares, provided that commencing on the fifth anniversary of the date on which such stockholder initially acquired shares from us, it may freely transfer any of its remaining shares. Any covered shares that were eligible for sale, but were not in fact sold, in our 2004 underwritten public offering and our 2005 underwritten public offering are currently eligible for sale pursuant to Rule 144 under the Securities Act. Because we permitted stockholders who initially acquired their shares from us (i) between January 1, 2004 and March 29, 2004 or (ii) between October 1, 2004 and July 1, 2005, to sell 20% of their applicable total shares before the second and first anniversary, respectively, of such acquisition in our 2005 underwritten public offering, if such stockholder did not participate in such offering or did not sell the maximum number of shares eligible to be sold, the liquidity schedule for such unsold amounts reverted to the terms established in their lock-up agreement. In addition, each of our stockholders party to a lock-up agreement agrees that, without the prior written consent of each lead underwriter, with respect to any underwritten offering of our securities, it will not, subject to limited exceptions, transfer any shares of our common stock during the period beginning 14 days prior to and ending 180 days after the date of the final prospectus or other offering document (or such shorter period as the managing underwriters have agreed with NFP or the sellers, have agreed as to Apollo or may otherwise permit).

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and By-Laws

The following is a summary of certain provisions of our amended and restated certificate of incorporation and by-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized, But Unissued Shares

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction which would cause a change in our control.

Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. An “interested stockholder” is a person who directly or indirectly owns 15% or more of the corporation’s outstanding voting stock. A “business combination” includes a merger, asset sale or other transaction which results in a financial benefit to the interested stockholder. Delaware law does not prohibit these business combinations if:

•	before the stockholder becomes an interested stockholder, the corporation’s board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder;

•	after the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s outstanding stock; or

•	the corporation’s board approves the business combination and the holders of at least two-thirds of the corporation’s outstanding voting stock, which the interested stockholder does not own, authorize the business combination.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation and by-laws allow us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

We may enter into indemnification agreements with our directors and executive officers. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Mellon Investor Services LLC. Its address is 85 Challenger Road, Ridgefield Park, New Jersey 07660, and its telephone number at this location is (201) 296-4000.

Listing

Our common stock is listed on the NYSE under the symbol “NFP”.

DESCRIPTION OF PREFERRED STOCK

The following description of the terms of the preferred stock sets forth certain general terms and provisions of any series of preferred stock to which any prospectus supplement may relate. Particular terms of the preferred stock offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to any series of preferred stock so offered will be described in the prospectus supplement relating to that preferred stock. You should also read the more detailed provisions of our amended and restated certificate of incorporation and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of our amended and restated certificate of incorporation, which is incorporated by reference into the registration statement of which this prospectus forms a part, and the certificate of designation relating to a particular series of preferred stock. The certificate of designation relating to the particular series of preferred stock offered by an accompanying prospectus supplement and this prospectus will be filed as an exhibit to a Current Report on Form 8-K or other periodic report incorporated by reference into this prospectus.

General

Under our amended and restated certificate of incorporation and by-laws, our board of directors is authorized without further stockholder action to adopt resolutions, by an affirmative vote of a majority of the board, providing for the issuance of up to 200,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, and to fix by resolution any of the powers, designations, preferences and relative dividend participation, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms and liquidation preferences, and the number of shares constituting each such series. Preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. As of the date of this prospectus, we had no shares of preferred stock outstanding.

The prospectus supplement relating to a particular series of preferred stock offered will describe the specific terms thereof, including, where applicable:

•	the title, designation, number of shares and stated value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rates, if any (or method of calculation), whether that rate is fixed or variable or both, and the dates on which dividends will be payable, whether those dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to cumulate;

•	the dates on which the preferred stock will be subject to redemption and the applicable redemption prices;

•	any redemption or sinking fund provisions;

•	the convertibility or exchangeability of the preferred stock;

•	if other than United States dollars, the currency or currencies (including composite currencies) in which the preferred stock is denominated and/or in which payments will or may be payable;

•	the method by which amounts in respect of the preferred stock may be calculated and any commodities, currencies or indices, or the value, rate or price relevant to that calculation;

•	the place where dividends and other payments on the preferred stock are payable and the identity of the transfer agent, registrar and dividend disbursement agent for the preferred stock;

•	any listing of the preferred stock on any securities exchange; and

•	any additional dividend, liquidation, redemption, sinking fund, voting and other rights, preferences, privileges, limitations and restrictions.

The federal income tax consequences and special considerations applicable to any series of preferred stock will be generally described in the prospectus supplement related thereto.

Rank

Unless otherwise specified in the prospectus supplement relating to a particular series of preferred stock, each series of preferred stock will rank pari passu as to dividends and liquidation rights in all respects with each other series of preferred stock.

Dividends

Holders of preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, cash dividends out of our assets legally available for payment, at those rates and on the dates as will be set forth in the prospectus supplement relating to that series of preferred stock. Each dividend will be payable to holders of record as they appear on our stock books on the record dates fixed by our board of directors or a duly authorized committee thereof. Different series of preferred stock may be entitled to dividends at different rates or based upon different methods of determination. Those rates may be fixed or variable or both. Dividends on any series of preferred stock may be cumulative or noncumulative as provided in the prospectus supplement relating thereto. Except as provided in the related prospectus supplement, no series of preferred stock will be entitled to participate in our earnings or assets.

Liquidation Rights

Unless otherwise stated in the related prospectus supplement, in the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to that series of preferred stock upon liquidation, liquidating distributions in an amount set forth in the prospectus supplement related to that series of preferred stock, plus an amount equal to all accrued and unpaid dividends up to the date fixed for distribution for the current dividend period and, if that series of preferred stock is cumulative, for all dividend periods prior thereto, all as set forth in the prospectus supplement with respect to that series of preferred stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, amounts payable with respect to a series of preferred stock and any other shares of our capital stock ranking pari passu as to any distribution with that series of preferred stock are not paid in full, holders of that series of preferred stock and of such other shares will share ratably in any distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment in full of the liquidating distribution to which they are entitled, holders of preferred stock will not be entitled to any further participation in any distribution of our assets.

Neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, our consolidation or merger with or into any other corporation, nor the merger or consolidation of any other corporation into or with us, will be deemed to be a liquidation, dissolution or winding up of us.

Redemption and Sinking Fund

The terms, if any, on which shares of a series of preferred stock may be subject to optional or mandatory redemption, in whole or in part, or may have the benefit of a sinking fund, will be set forth in the prospectus supplement relating to that series.

Voting Rights

The voting rights attaching to any series of preferred stock will be described in the applicable prospectus supplement.

Conversion and Exchange Rights

The terms, if any, on which shares of any series of preferred stock are convertible or exchangeable will be set forth in the prospectus supplement relating thereto. The prospectus supplement will describe the securities or rights into which the shares of preferred stock are convertible or exchangeable (which may include other preferred stock, debt securities, depositary shares, common stock or other of our securities or rights (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or a combination of the foregoing), and the terms and conditions upon which those conversions or exchanges will be effected including the initial conversion or exchange prices or rules, the conversion or exchange period and any other related provisions. Those terms may include provisions for conversion or exchange, the exchange or conversion period, provisions as to whether the conversion or exchange is mandatory, at the option of the holder, or at our option, and may include provisions pursuant to which the consideration to be received by holders of that series of preferred stock would be calculated as of a time and in the manner stated in the prospectus supplement.

Transfer Agent and Registrar

The transfer agent, registrar and dividend disbursement agent for each series of preferred stock will be designated in the related prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

We may offer secured or unsecured debt securities, which may be convertible. Our debt securities will be issued under an indenture to be entered into between us and Wells Fargo Bank, National Association. Holders of our indebtedness will be structurally subordinated to holders of any indebtedness (including trade payables) of any of our subsidiaries.

We have summarized certain general features of the debt securities from the indenture. A form of indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. The following description of the terms of the debt securities sets forth certain general terms and provisions. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time.

Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	whether the securities will be senior or subordinated;

•	applicable subordination provisions, if any;

•	conversion or exchange into other securities;

•	whether securities issued by us will be secured or unsecured, and if secured, what the collateral will consist of;

•	percentage or percentages of principal amount at which such securities will be issued;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•	additions to or changes in the events of default with respect to the securities and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such securities to be due and payable;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

•	additional terms not inconsistent with the provisions of the indenture.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the office of the trustee or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the principles thereof relating to conflicts of law.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon by Douglas W. Hammond, Esq., Executive Vice President and General Counsel of National Financial Partners Corp. In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Mr. Hammond and/or Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements as of December 31, 2005 and December 31, 2004 and for each of the three years in the period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005, included in our Annual Report on Form 10-K/A for the year ended December 31, 2005 filed on May 25, 2006, incorporated by reference in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

National Financial Partners Corp.

$200,000,000         % Convertible Senior Notes due 2012

Joint Book-running Managers

Goldman, Sachs & Co.

UBS Investment Bank

Joint Lead Manager

Merrill Lynch & Co.